3/13

07021780

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lindsey Morden Group

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 16 2007

THOMSON FINANCIAL

FILE NO. 82- 05743 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/14/07

File No. 82 – 5143

CUNNINGHAM LINDSEY GROUP INC.
2006 ANNUAL REPORT



Lindsey Morden
Group Inc.

Company Overview

Cunningham Lindsey Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management. Our global network of approximately 4,000 professionals is strategically located in 367 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

Our core service is resolving insurance claims rapidly, fairly and cost-effectively for our customers. Our clients include insurance companies, syndicates, brokers and organizations with significant risk retention. We operate worldwide programs for international corporations, in addition to handling individual assignments. Wherever an insurance loss occurs, regardless of its type or severity, our response is swift and seamless, and tailored to the requirements of our customers. Our services are based on strong technical skills, constantly evolving methodologies and technology and, above all, customer service.

In addition to providing loss adjusting services for traditional insurance claims, we deploy a wide variety of specialty units consisting of highly trained professionals equipped to handle complex and sophisticated claims. Beyond our core loss adjusting services, we provide engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services. Our catastrophe response involves rapidly deploying qualified staff when and wherever they are needed. We also provide claims appraisal training and education courses in the United States through Vale National Training Center, Inc.



Our prime objective is to respond to and fulfill our customers' needs. **The link** on the globe represents the strength and flexibility of Cunningham Lindsey Group, which provides loss adjusting and claims management services around the world. **The link** connects us with our business partners; we are part of your service, delivering your promises.

Financial Highlights

(in $000s except as otherwise indicated)

For the years ended December 31	**2006**	2005	2004	2003	2002
Revenue	**420,963**	432,176	423,891	407,136	421,460
EBITDA (1)	**24,739**	35,596	29,686	27,715	36,292
Net earnings (loss) from continuing operations	**43**	11,078	1,516	4,632	(10,588)
Net earnings (loss)	**43**	8,726	(20,765)	(29,955)	(17,485)
Total assets	**437,116**	377,555	428,255	435,430	465,145
Net debt (2)	**198,387**	189,033	204,616	149,767	181,236
Shareholders' equity	**104,860**	77,355	68,155	92,068	145,633
Net earnings (loss) per share from continuing operations	**–**	0.67	0.11	0.34	(0.77)
Net debt-to-equity ratio	**1.89**	2.44	3.00	1.63	1.24
Book value per share	**4.75**	3.50	4.77	6.44	10.18

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) Net debt is defined as total long-term debt, bank indebtedness, promissory notes and other loans less cash and temporary investments.

Contents

Letter to Shareholders

The net earnings for 2006 were at breakeven and, therefore, not satisfactory. This result was negatively impacted by declining claims volumes in major markets, the lack of catastrophe-related work throughout the Company, restructuring efforts in CL Europe and a strong Canadian dollar. The actual impact of these factors was mitigated by a continued focus on bottom line performance and an uncompromising commitment to quality.

This focus on quality has been at the core of the Cunningham Lindsey value proposition for many years, and, we believe, the main reason behind the growth in revenue, as measured on a local currency basis, in spite of difficult market conditions. Behind our delivery of quality service stand approximately 4,000 professionals located throughout the world. Their dedication to putting clients first is paramount and a source of pride for everyone who is part of our organization.

Cunningham Lindsey U.S. grew its non-hurricane revenue base in a declining market again in 2006 leading to a satisfactory profit for the year. This continued growth of core claims business gives us confidence in our value proposition and ability to win new clients. However, the lack of hurricane activity in the fall of 2006 caused a decline in overall revenue in the fourth quarter and will likely impact the start of 2007.

Cunningham Lindsey Canada operated in a difficult market throughout the year due to declining claims volumes as a result of mild weather. However, it continued to make significant investments in employees, quality and technology during the year dominated by mild weather and low claims activity, yet delivered a profit.

Cunningham Lindsey United Kingdom began the year by realigning its service offerings and developing national management structures for both Liability and Fraud Investigation services. Mid-year saw an increase in subsidence claims and the new service line-up gathered momentum into 2007. Overall, Cunningham Lindsey UK had another successful year and delivered a satisfactory profit.

Cunningham Lindsey International had a successful year overall and continued its expansion in the United States and India. As there were no significant catastrophe events in 2006, its 2005 performance could not be repeated, nor was this expected.

Cunningham Lindsey Europe again had a difficult year and ultimately delivered an unsatisfactory result. The restructuring in the Netherlands has now been successfully completed, and new management in France is making notable progress.

Last year I mentioned our "five pillars of prosperity", namely thriving employees, delighted clients, state-of-the-art IT solutions, leveraging knowledge and best practices across the group, and a strong financial position. While there is always room for improvement, I am pleased to report that we have made good progress on most fronts and they all remain very central to our strategy.

The one pillar where I cannot report noticeable progress is our financial position. Our weaker profitability, due mainly to the declining claims volumes in major markets, did not allow us to improve our financial position. To further strengthen our financial position remains our top priority, while we continue to focus on improving our operational performance.

We have established a six-point plan for 2007:

- Further strengthen our financial position;
- Improve profitability and operating earnings ratio;
- Provide a great place to work;
- Promote services with global reach;
- Increase non-weather-related services; and
- Expand our global network.

Behind this plan will be a clear focus on our five pillars of prosperity.

Jan Christiansen
President and Chief Executive Officer

Operations Overview

EXPLORING THE GLOBAL PLAYING FIELD

A growing number of insurers, self-insured entities and brokers have demonstrated a desire for greater coordination of claims handling across national boundaries and in some cases even globally. The challenge we face, which is shared by our clients, is that the global insurance industry is significantly impacted at a local level by differing legislative and political environments, risk profiles and other socio-economic factors.

It is for these reasons that Cunningham Lindsey offers a unique approach to global claims service by providing localized in-country service through our network of offices worldwide. Our localized approach, coupled with our international capabilities, means that our professionals are the ideal source for handling global account claims within their local market.

As a global player in the international claims arena, we have offices in most major financial centre around the world. Add to this our shared service beliefs; unified brand; global experience; knowledge of the global client; and a cohesive global management approach, and Cunningham Lindsey quickly rises to the top as a wise choice for any multi-national or global claims program.

Shared service beliefs and values

While the primary focus of our operating subsidiaries is the local markets that they serve, a critical focus of Cunningham Lindsey is the collective development of a shared vision amongst our companies worldwide. Shared business philosophies, a common set of values and a foundation for cooperating across territorial lines and borders are the cornerstones for ensuring our services are consistently innovative, client-focused, quality assured, and delivered by the best and the brightest in the industry.

Unified brand and operations

The Cunningham Lindsey brand name is consistent across all markets. Since the early days of our group, we have seen the value associated with presenting a common face to our clients around the world. This consistent approach symbolizes our commitment to provide comparable services throughout our global network of offices.

Global presence and experience

With approximately 4,000 professionals in 357 locations strategically positioned worldwide, Cunningham Lindsey is able to respond to client needs in every corner of the globe.

We employ professional staff from over 50 nationalities, comprising qualified loss adjusters, engineers, lawyers, accountants, and surveyors. Our staff is conversant with local language, culture and insurance practices, making us ideally qualified to provide service tailored to the needs of the local markets we serve.

There is no substitute for our experience. Cunningham Lindsey responds to a variety of claims scenarios throughout the world. From house fires to losses arising from major national disasters, Cunningham Lindsey has the experience and the knowledge to respond to any type of loss—big or small, simple or complex.

Understanding the global client

Through our experience and client interaction, we understand the unique needs of our global clients. We understand how to address issues associated with differing laws, customs, languages, currency exchange, and account coordination in a consistent manner. We believe that clients should have the benefit of a single provider capable of servicing them, despite these global business challenges.

Cohesive global management approach

Our five operating companies benefit from a common platform of best practices and performance management. Our Cunningham Lindsey Group Management Team, along with various global committees, is comprised of leaders from each operating company, which provides the benefit of shared knowledge, technical expertise, and a consistent approach across our various markets.

Whether our clients have global or multi-national requirements, they expect and deserve a business partner who can provide excellent local market service anywhere in the world. Cunningham Lindsey meets this service expectation, through an approach that provides a local market focus, coupled with our global oversight and coordination.

Number of Professionals



International 585
Europe 521
Canada 439
United States 422
United Kingdom 2,004

Number of Locations



United States 140
Canada 84
Europe 50
United Kingdom 26
International 57

Operations Overview

CUNNINGHAM LINDSEY UNITED KINGDOM

Phil McNeilage, Chief Executive Officer

The year 2006 was a year of both consolidation and growth for Cunningham Lindsey UK. Our revenues, in local currency, grew as we broadened our range of services and continued to lead the market in client support. The trust that clients placed in us during previous years was reaffirmed by our retention on a series of client panels. Our operational effectiveness was demonstrated in events as diverse as a subsidence surge to a tornado in London. In the face of significant competition from both large adjusters and niche players alike, we maintained our market share and reinforced our market-leading position.

The year started with a concerted level of activity for Loss Adjusting Services in general, and our major loss teams in particular, as a result of the Buncefield oil depot explosion, which occurred at the end of 2005. The situation allowed us to demonstrate our technical skills to clients, and prove our customer service credentials by proactively managing the various parties involved throughout a difficult and often protracted settlement process. A similar challenge presented itself in the middle of 2006 when a prolonged hot, dry period triggered a significant uplift in subsidence cases. Some areas of the country received over five times the expected volume of claims and the response from our staff was exceptional.

In 2005 and early 2006, we realigned our business shape in response to market demand and created national structures for liability and fraud investigation. Our liability teams have won the confidence of clients and developed a desktop unit to assess and accurately route all types of claims in order to achieve a rapid settlement. Investigation Services has not only provided clients with a defence against fraud but has launched and enhanced a number of services, including our surveillance services and the investigation of staged motor accidents and creditor claims fraud.



Cunningham Lindsey U.K. is the market leader in innovation for desktop management claims services, with cutting-edge yet reliable technology.

In Loss Adjusting Services, we enhanced our client proposition by adding a Private Client Service for high-net-worth customers and reworking our Risk Solutions offering to focus solely upon valuations. With a sizeable contract in the pipeline for 2007, this latter service looks set to address a demand from our key client base.

Our joint venture injury management company, Corpore, began to acquire a client following and Property Solutions turned its attention to providing contractor management for housing associations.

Our one disappointment for the year was our planned development of a service intended to respond to a UK government initiative to force house sellers to provide House Condition reports. Due to a political u-turn by the government regarding this initiative, we have put this development on hold. We have a number of other projects developed from the original idea that will enable us to use our depth and range of surveying skills, and the possibility that the government will change its mind again cannot be ruled out.

Once again in 2006, a number of our key client accounts came under threat from competitors hungry for volume and clients seeking reassurance about our partnership. In each case, we renewed the accounts and maintained or increased our share of work. Two accounts were renewed in perpetuity and we also won back a sizeable portion of work from a client that several years ago had made the decision to place all of its work with one of our major competitors. We demonstrated innovative, cost-effective methods of delivery, while at the same time addressing the key aspect of customer service. Achieving a positive balance between these two elements significantly contributed to the level of trust placed in us by clients in 2006.

Inevitably, in a people business such as ours, the success we achieved in 2006 is directly related to the quality of our staff. Aided by technology that responds to the needs of the business and provides leading-edge yet reliable IT systems, our teams have performed at a consistently high level. Continuous development and training have provided us with a fantastic team of employees across the company, which bodes well for the future of Cunningham Lindsey UK.

This was another successful year and provides a strong platform from which we can build in 2007. New business development is also a focus for us and if the scale of the current storms with which we are dealing is anything to go by, the coming year will be challenging and eventful.

Operations Overview

CUNNINGHAM LINDSEY CANADA LIMITED

Rob Seal, President and Chief Executive Officer

Cunningham Lindsey remains a leader in the independent loss adjusting and claims services industry in Canada. We continue to build our market share, despite operating in a highly competitive and relatively stagnant claims environment. In 2006, we increased our claims volumes and delivered another profitable year, notwithstanding significant restructuring costs and light storm activity. Our success lies in our service-oriented initiatives and investment in people and new technology.

ServiceFirst, an initiative reported on last year, has been a key contributor in our quest to improve the quality of our work product and the speed of our file turnaround. We undertake comprehensive auditing of our files and look at a number of performance indicators to ensure that we provide quality service to our clients. Our diligence and commitment has been noticed by Canadian insurers, which have rewarded our dedication to quality service with increased claims volumes.

We made significant investments in our field force in 2006 with the addition of 25 trainee, intermediate and senior adjusters. Much of this growth was focused in Vancouver, Vancouver Island and the Lower Mainland of British Columbia. We are optimistic about the opportunities the western provinces present for our business, and we will continue to focus on growing this region in the year to come.


Cunningham Lindsey

Whether by car, plane, boat and even snowmobile, Cunningham Lindsey Canada has served its customers since 1923 through its 439 professionals in 84 locations nationwide.

We made an investment in new technology in 2006 with the purchase of two estimating applications: Xactware and MSB. This technology is used by a number of our clients in their day-to-day operations, and we expect this investment will attract new business opportunities in our catastrophe response and other operations. Also on the IT front, we merged the operating systems of our claims management services (CMS) with that of our claims adjusting services. Using more advanced and customer-focused technology, our CMS division is now well positioned to serve our customer base and develop new relationships.

A joint venture between the sales teams of Cunningham Lindsey U.S. and Cunningham Lindsey Canada was formalized this past year to increase our call centre business across North America. The U.S. sales team will now assist Canada in selling this comprehensive, value-added service to U.S. clients. Cunningham Lindsey Intake Solutions plays an important role in our seamless management of claims reporting and claims handling.

Many changes took place within the ENVIRONMENTAL SOLUTIONS® Remediation Services (ESRS) starting with a change in leadership. Mark Samis, Vice President of ESRS, has a background in hydrogeology and environmental consulting, which is well suited for the opportunities available in ESRS. We remain optimistic and supportive of our ESRS operations in both Canada and the U.S. and will continue our growth strategies in both of these markets, with a greater emphasis on bundling these services with our loss adjusting operations.

Cunningham Lindsey Canada has been headquartered in Toronto, Ontario since 1975. We moved to Mississauga, Ontario in February 2007; representing another milestone in our history. With lease agreements up for renewal in 2007, relocation outside the Toronto downtown core provided a great opportunity to reduce overhead expenses. We are maintaining an office in the downtown location to ensure that we maintain close proximity to a number of our key clients. We look forward to enjoying our new home in Mississauga.

Like the markets we serve, Cunningham Lindsey Canada is always evolving and adapting to challenges and opportunities. Our flexibility and openness to change has enabled us to remain at the forefront of the Canadian independent insurance claims industry. We underwent a number of important changes in 2006, and I believe we are well positioned to begin the new year.

Operations Overview

CUNNINGHAM LINDSEY INTERNATIONAL LIMITED
Jim Grant, Chief Executive Officer

Cunningham Lindsey International provides loss adjusting services for international insurers and reinsurers in London, mainland Europe, the United States and other key insurance centres around the world. We have a network of 57 offices, including offices in the Far East, Latin America, the Middle East and the United States, employing a blend of British expatriate and local staff. We also maintain a network of carefully selected representatives in territories where we do not have our own offices.

We provide general loss adjusting and claims management services for local markets in various countries, as well as more technical services in specialist fields for leading international insurance and reinsurance carriers. Our specialities include Construction, Engineering, Energy, Petrochemical, Financial Institutions, and Media losses. Additionally, we have extensive experience dealing with a wide range of catastrophe situations in many parts of the world.

The year 2006 was a successful one for the international division. The year was free from any significant catastrophe event and it was therefore generally quieter than 2005, which was affected considerably by various hurricanes in the Caribbean and the U.S. However, our offices around the world are now sufficiently well established and our activities sufficiently diversified that, even in a year without significant weather factors, our staff remained busy and our operations were generally profitable.

Our London-based divisions were particularly successful during the year. The international team was very active, reporting to its clients from many far-flung locations, and our construction team maintained its position at the forefront of its market, successfully securing appointments on significant new projects and accounts, which will bear fruit in future years. Our media and financial institutions team was also increasingly active and successful and is now well positioned for 2007.

Our operations in Asia are now well established in all of the recognized international insurance centres in the region and their performance was very strong. In the Middle East, we resolved some management issues and by the year-end, we saw improved results from this region. Our Latin American office network is now the strongest in its field in the region and overall results were very positive from almost all offices, with the exception of Brazil, where uncertainty over the market deregulation continued to be a problem. At the end of the year, new legislation was passed in Brazil providing for relaxation of the current closed market. This is welcome, and long awaited, encouragement for the future.



In addition to its specialization in Construction, Engineering, Energy, Petrochemical, Financial Institutions and Media losses, Cunningham Lindsey International has extensive experience dealing with a wide range of catastrophe losses caused by natural disasters throughout the world.

Our offices in the United States were extremely busy during the year. To some extent, they were involved in completing assignments arising from the hurricane damage in the southern states in late 2005. At the end of the year, we established a new location in Vancouver, Canada and we have been very encouraged by the office's start.

As we enter 2007, our challenge is to build upon our recent progress. In India, we have a unique national network of 22 offices covering the entire country, controlled from Delhi and Mumbai. We believe there are excellent prospects for further growth in India. The Middle East region is currently undergoing a huge construction boom and, with this in mind, we are strengthening our presence there and plan to open new locations in the region. There is an increasing demand for our services in North America and our plans include further expansion of our operations there as well.

We believe that we are well positioned for the immediate future and we look forward to a successful year in 2007.

Operations Overview

CUNNINGHAM LINDSEY EUROPE BV

Pim Polak-Schoute and Gerard Böttcher, Managing Directors



Cunningham Lindsey Europe provides a wide range of claims services across a number of specialist disciplines, particularly where complex technical issues predominate such as this industrial claim.

The year 2006 was one of change for Cunningham Lindsey Europe. There was a continued decline in the demand for claims services in Northern Europe (mainly the Netherlands and Denmark). Some of the decline was due to mild weather conditions, but we believe part of the decline is of a permanent nature due to an increased focus on accident prevention and safer cars and road systems. We have reacted to the market changes and our customers' needs by successfully restructuring our operations in the Netherlands through the reduction of our cost structure and by adding to the services we offer to the insurance industry.

In France, we continued the acquisition of minority shareholdings in our various operating companies. We plan to acquire 100% ownership in all of our operations in France in the coming year. To further strengthen our operations in France, we hired a new CEO and reinforced the management team supporting him. As the largest international adjusting company in France, we look forward to further expansion in the national market and have taken action to improve the profitability of our operations in France.

In Spain, which is an important country because of its strong relations with Latin America, we acquired all of the shares of Barlow CCS. Cunningham Lindsey Barlow S.L. was launched in December and we experienced immediate support from the market.

In Belgium, we opened our second office in 2006. At the same time, we celebrated the 15th anniversary of Cunningham Lindsey Belgium. In addition to the office in Antwerp, we are well established in the Brussels area, where we have a trilingual (French, English and Dutch speaking) team. This team will enable us to further expand in the French speaking part of the country.

The expansion of our business in Scandinavia and Russia continued on the basis of strong relations with our principals and the occurrence of various large claims, mainly fire incidents, in both countries. In some instances, we have deployed international teams to provide swift service to local carriers and to international insurers and reinsurers.

Currently, we have a minority interest in a very successful Polish company and have been working with a Romanian company as our agent. Both countries represent exciting opportunities, the latter having just entered the European Community. We anticipate consolidating our operations in Poland and Romania this year.

In Germany, we were excited when we received international appointments as a global adjuster in respect of a number of insurance contracts, that were supported by the local insurance industry. Our goal is to transition from a niche player into a wider claims service provider in the German market, a market that shows signs of opening up.

Our Marine branch in the United Kingdom has again performed very well thanks to continued strong support from the international markets.

In the other European countries, our businesses were stable. Being a provider to virtually every insurance company in Europe, we know that the continuation of our customer relationships is of vital importance. It is therefore a pleasure to conclude that, overall, our client retention has been very satisfactory.

With the restructuring in France and the Netherlands now complete and our new initiatives in Eastern Europe and Spain, we look forward to an improvement in our results in 2007.

Operations Overview

CUNNINGHAM LINDSEY U.S. INC.

David Repinski, President and Chief Executive Officer

Cunningham Lindsey U.S. is a traditional independent adjusting firm servicing the Property & Casualty Insurance Claims Market. Our business is nearly evenly divided between property and casualty claims, including specialty services related to Catastrophe Claims Services, Environmental Adjusting Services, Marine, and London Market Business. Cunningham Lindsey U.S. delivers services from 140 locations in the continental United States.

Cunningham Lindsey U.S. enjoyed significant growth in 2006 in its core claims activities, despite a year of relatively mild weather. No significant hurricanes made landfall on U.S. shores, which impacted our earnings; however, our overall progress was favourable.

Throughout 2006 we continued our "back to basics" approach with an emphasis on developing the best possible talent and platform with which to serve our clients and their policyholders. We focused on open communication, both internal and external, and a commitment to make Cunningham Lindsey a great place to work. We implemented a suite of Best Practices that focus on the critical timelines associated with the claims we handle, and the way we handle them. This two-pronged focus on reduction of claim cycle-time and reduction of indemnity leakage by determining the appropriate value of a claim, speaks directly to what is most important to our clients and their stakeholders.

Our plan for 2007 is to continue our emphasis on the fundamentals while expanding our specialty sector business. Our vision remains that of becoming the insurance services firm of choice to the market.

Cunningham Lindsey U.S. experienced another year of notable victories on the sales front, and improved client retention among our existing client base. We regard this as the best validation of our strategy and direction. The new business secured during 2006 came from a variety of sources, amid market conditions that are traditionally deemed as unfavourable.

New and existing clients have been introduced to a bold and innovative approach of verifiable quality through data we provide on key performance indicators. This data enables our clients to see exactly how our individual service locations and professional staff are performing. We believe that this type of open approach is central to any healthy client relationship.

To serve our property clients better, our expanded technology platform outlined in our 2005 report was further bolstered by an expanded Property Support Team. This team of experienced professionals is responsible for analysis and oversight of our performance data with respect to our property product, and ensuring that our clients receive their data in an appropriate format. These individuals also provide assistance to our sales force in the consultative presentation of performance data to clients. In addition, we have formed a Commercial Property Unit to provide appropriate technical oversight to this rapidly growing segment of our business.

The growth and increased focus on our Transportation & Fleet Services (TFS) business over the past few years has resulted in the expansion of Cunningham Lindsey Marine into the United States. Our marine operation enjoys a strong reputation for quality in Europe and the United Kingdom, and expansion into the U.S. will only serve to improve our overall offering of this global service. The logical fit between our Marine, TFS and Environmental Services divisions should produce a synergistic effect for all units.

Thanks to our special handling of business from the London market, our Excess & Specialty Office, which serves as the "gatekeeper" for this business, has also been growing. By channeling the unique service that domestic cover holders, London syndicates and their policyholders require, we have delivered our innovative approach toward verifiable quality to this unique market sector.

Our Catastrophe division continues to complete projects related to the catastrophe events of 2004-2006. This division has been the recipient of additional resources to better serve our clients in what is expected to be a new period of relatively increased tropical weather activity.

We are proud of what we accomplished at Cunningham Lindsey U.S. in 2006.



Cunningham Lindsey U.S. has an exceptional service platform for handling property and casualty losses, including trucking, global marine and transportation-related claims.

Operations Overview

VALE NATIONAL TRAINING CENTERS, INC.
Steve LeClaire, President

Vale National Training Centers, Inc. offers a complete selection of training courses for entry-level, intermediate and experienced insurance claims adjusters, collision repair estimators, restoration contractors and self-insured risks. Vale National is the only North American claims training provider with three training centres located in Pennsylvania, Texas and California. Over 21 courses and seminars are available covering a variety of topics using high proficiency teaching methods. In every course offered, there is an emphasis on practical application and students participate in the "hands-on" learning experience.

Course offerings include: Small Loss Automotive Estimatics™, Automotive Estimatics™ 3000, Certified Professional Estimator, PDR Technician Certification, Small Loss Property Estimating, Dwelling Damage Estimating, Senior-Level Residential, Commercial Building Damage Estimating, Casualty Adjusting, Liability Loss Adjusting, Property Adjusting, Property Insurance Coverage, Workers' Comp, Tractor-Trailer Estimating, Recreational Boat Adjusting and other single client courses.


Vale National has training centres in Pennsylvania, Texas and California and provides hands-on, state-of-the-art training to our industry.

Over 2,000 students enrolled in our courses in 2006, representing an 11% increase over enrollment in 2005. The Property courses enjoyed an enrollment increase of 300 students in 2006. The Property Adjusting Course proved to be particularly popular in 2006, with an increase in enrollment of over 50% compared to 2005. This increase was due to the industry demand for additional trained adjusters to handle catastrophe losses in the U.S. resulting from previous hurricane and weather-related events.

Due to continued demand for the California Earthquake Adjuster Accreditation Seminar, we presented this course to multiple industry clients at conventions and special training events during 2006. The Paintless Dent Repair Technician Certification offering was approved as the only nationally recognized testing procedure by the National Association of PDR Technicians. This one-day event was scheduled throughout the year and was offered to PDR technicians. Vale National's East training centre is recognized as the only proctor for the Pennsylvania Appraisers License practical test.

A website redesigned during 2006 allows clients to register on-line for the full schedule of courses and to communicate with the Vale staff on all administrative and technical questions. This has allowed increased efficiency in the registration process for all clients

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

GENERAL

Purpose and Interpretation

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. and its subsidiaries. The purpose of this management's discussion and analysis of financial condition and results of operations ("MD&A") is to give a narrative explanation of our consolidated financial performance during the 2006 financial year and the fourth quarter of 2006. It is intended to supplement the 2006 audited consolidated financial statements and notes thereto and should be read in conjunction with them. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to *rounding*.

We use the term "EBITDA" (earnings before interest, taxes, depreciation, and amortization) in our MD&A, which is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortization expense. The most significant cost component of EBITDA is the cost of compensation and benefits of our professionals. Changes in these expenses are correlated with increases and decreases in our revenue. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies.

Cunningham Lindsey Group Inc. is a holding company that conducts business through its directly and indirectly held subsidiaries. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Limited, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom *and its subsidiaries* together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries, "Corporate" refers to corporate, administrative, overhead and financing costs, and "ESRS" refers to ENVIRONMENTAL SOLUTIONS® Remediation Services, a division of CL Canada.

Unless otherwise noted in this MD&A, all information is given as at March 6, 2007. Additional information about us may be found on our website, www.cunninghamlindsey.com, and in our most recent Annual Information Form and other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

Our Business

Our five principal operating subsidiaries manage a worldwide network of 357 locations in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States, and the United Kingdom, respectively. CL Europe carries on business principally in continental Europe, while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. The locations are consolidated into regional profit centres, which offer insurance claims services catered to their target markets.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations *with significant risk* retention worldwide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and speciality services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specializing in claims investigation, and evaluation and loss control. We employ and sub-contract engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields, with whom we have developed close working relationships, to provide additional services required in the claims adjusting process. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated with increases and decreases in our revenue.

Demand for certain claims services is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for our operations in the United States, and result in a small number of large value claims of longer duration for our International operations.

Industry and Economic Factors

Demand from property and casualty insurance companies for independent claims services is closely related to the occurrence of weather-related events that generate volumes of claims that insurers are not able to service with internal resources. In addition, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time. This creates service opportunities for independent adjusters with specialized knowledge and experience. We are increasingly seeing opportunities to provide services that are not weather related, such as project management, risk management and valuation services.

Large weather-related events, such as hurricanes Katrina and Rita in 2005, and events such as the September 11, 2001 terrorist attacks, have a significant impact on the insurance market. Many insurers and re-insurers suffer declines in their capital and surpluses as a result of substantial claims losses and a reduction in the value of their portfolio investments. Insurance capacity can be reduced and premiums and deductibles may increase, resulting in a "hard market", which can decrease the number of claims generally, and therefore the outsourcing of claims. In addition, there may be an increase in insurance pricing across certain lines of business and higher deductible amounts and greater risk retention by those insured. These types of market changes can impact the claims volumes for independent insurance adjusters. The hurricane events of Katrina and Rita have increased market insurance rates for property with wind exposure, but insurance rates for most other types of property and casualty exposure were declining during 2006.

Domestic and international claims services markets are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies, such as Crawford & Company, GAB Robins, and McLarens Young International, compete against us by providing claims adjusting services and claims and risk management services. Large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration and health and disability management that compete with our claims and risk management services. Many smaller local and regional claims services firms also compete with us in each of our principal markets, offering a narrower spectrum of claims services. Occasionally, we encounter small firms providing substitute services, such as cleaning companies and building contractors who are used by insurers instead of a claims adjuster to obtain clean up and repair cost estimates.

We believe that the quality of our product offering, our technological sophistication, and our broad geographic presence provide us with a competitive advantage over smaller competitors. We seek to differentiate ourselves from large claims adjusting companies by providing a broad range of claims services tailored to local markets. We compete by providing high quality, fairly priced products, and seek to maintain a diverse customer base, employing contract adjusters and modifying costs to respond to changing market conditions.

Special Note Regarding Forward-looking Statements

The matters discussed in this MD&A and elsewhere in the annual report include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future plans, intentions, levels of activity, results, performance, or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2007. Information regarding material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found under the headings "Critical Accounting Estimates" and "Financial Currency Exposure".

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the business risks described under the heading "Business Risks and Uncertainties".

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Business Risks and Uncertainties

The volume of property claim assignments referred to us, and therefore our revenue, fluctuates according to the frequency of weather-related events. Our business is also subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to, the following:

- we have substantial debt;
- stable weather conditions could have a material adverse effect on our business, financial condition and results of operations;
- general insurance market conditions could have a material adverse effect on our business, financial condition and results of operations;

- consolidation in the insurance industry could reduce our potential customers if claims adjusting activities are brought in-house;
- we may be adversely affected by foreign currency fluctuations;
- the loss of key personnel could adversely affect the quality and profitability of our business;
- we operate in a highly competitive environment;
- the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations;
- our business is subject to various government regulations;
- legal proceedings or lack of insurance coverage for legal claims could have a material adverse impact on our business, financial condition or results of operations;
- we are a holding company, and we may not have access to the cash that is needed to meet our financial obligations;
- we may be unable to collect accounts receivable;
- actual results could differ materially from critical accounting estimates;
- our controlling shareholder may substantially influence our direction and operations; and
- our outstanding debt may discourage a change of control.

For a more complete discussion of general risks and uncertainties that apply to our business and our operating results, please see "Risk Factors" in our Annual Information Form for the year ended December 31, 2006 and our other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

Foreign Currency Exposure

We carry on a substantial portion of our business outside of Canada and therefore have exposure to foreign exchange fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure. As at March 6, 2007, we are not engaged in any hedging activities.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro for each of the years indicated as quoted by the Bank of Canada.

United Kingdom Pound

For the years ended December 31	2006	2005	2004
High	2.2824	2.4032	2.5237
Low	1.9806	2.0036	2.2017
Average	2.0882	2.2071	2.3842
Close	2.2824	2.0036	2.3062

United States Dollar

For the years ended December 31	2006	2005	2004
High	1.1726	1.2704	1.3968
Low	1.0990	1.1507	1.1774
Average	1.1342	1.2116	1.3015
Close	1.1653	1.1659	1.2036

European Monetary Union Euro

For the years ended December 31	2006	2005	2004
High	1.5377	1.6400	1.6915
Low	1.3523	1.3576	1.5431
Average	1.4235	1.5095	1.6169
Close	1.5377	1.3805	1.6292

Management's Discussion and Analysis of Financial Condition and Results of Operations

SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected financial information for the past three years:

For the years ended December 31	2006	2005	2004
(in $000s except per share data)			
Revenue			
Canada	53,283	52,885	51,067
United States	60,954	62,017	55,416
United Kingdom	197,052	198,241	196,393
Europe	58,642	64,121	72,215
International	51,032	54,912	48,800
Total Revenue	420,963	432,176	423,891
Earnings before interest, taxes, depreciation and amortization (EBITDA)			
Canada	850	1,297	2,893
United States	2,951	3,060	265
United Kingdom	17,738	24,457	18,817
Europe	806	822	5,930
International	8,258	13,102	9,869
Corporate	(5,864)	(7,142)	(8,088)
Total EBITDA	24,739	35,596	29,686
Depreciation and amortization	5,253	5,147	5,646
Interest	16,734	19,152	17,388
Gain on disposal	–	(2,944)	–
Income tax expense	2,709	3,163	5,136
Net earnings from continuing operations	43	11,078	1,516
Net loss from discontinued operations	–	(2,352)	(22,281)
Net earnings (loss)	43	8,726	(20,765)
Basic and diluted net earnings per share from continuing operations	0.00	0.67	0.11
Basic and diluted net earnings (loss) per share	0.00	0.53	(1.50)
Total shares outstanding (000) (1)	22,093	22,093	14,301
Weighted average shares (000)	21,919	16,579	13,837
Total assets	437,116	377,555	428,255
Total long-term financial liabilities	137,196	138,026	145,073

(1) On August 30, 2005, we issued 7,791,712 subordinate voting shares upon completion of a rights offering. As at December 31, 2006, there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

RESULTS OF OPERATIONS

Consolidated Results

Our total revenue for 2006 was $421.0 million, a decrease of $11.2 million from revenue of $432.2 million for 2005. International operations and operations in Europe, the United Kingdom, and the United States reported decreases in revenue compared to 2005. However, on a constant currency basis, we recorded an increase of $8.6 million, driven by our operations in Canada, the United States, and the United Kingdom.

EBITDA for 2006 was $24.7 million (5.9% of revenue), a decrease of $10.9 million from EBITDA of $35.6 million (8.2% of revenue) for 2005. All of our operations reported decreases in EBITDA compared to 2005, which were partially offset by lower Corporate costs.

Net earnings from continuing operations for 2006 were $nil compared to $11.1 million ($0.67 per share) for 2005. Net earnings for 2006 were $nil compared to $8.7 million ($0.53 per share) for 2005. Our net earnings for 2006 include a tax recovery of $4.8 million from the recognition of a US tax asset, but also include an income tax expense of $2.9 million arising from taxable foreign currency exchange gains. Net earnings for 2005 included an income tax recovery of $3.5 million arising from tax-deductible foreign currency exchange losses, a non-recurring profit of $2.9 million from the sale of Cunningham Lindsey TES BV ("TES"), and a $2.8 million pension recovery in our operations in the United Kingdom.

The difference between EBITDA and net earnings from continuing operations is due to interest expense, provision for income taxes, depreciation and amortization expense, and any disposal of business segments.

Total interest expense in 2006 was $16.7 million compared to $19.2 million in 2005. Total interest expense in 2006 included $8.8 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $7.9 million of interest expense in 2006 consisted of $7.8 million of interest and amortization of issue costs associated with our unsecured non-revolving loan facility, and $0.1 million interest on operating lines and other credit facilities. Interest expense in 2006 was less than in 2005 due to lower average debt levels during 2006 compared to 2005, partially offset by higher interest rates in 2006 than in 2005.

The 2006 income tax expense was $2.7 million compared to $3.2 million for 2005. The 2006 income tax expense includes an income tax recovery of $4.8 million (U.S.$4.3 million) from the recognition of a tax asset by the operations in the United States, and an income tax expense of $2.9 million (£1.3 million) arising from taxable foreign currency exchange gains. The income tax expense in 2005 included an income tax recovery of $3.5 million (£1.7 million) arising from tax-deductible foreign currency exchange losses.

The gain on disposal of $2.9 million (€1.8 million) in the first quarter of 2005 relates to the disposal of TES.

CL Canada Results

CL Canada reported revenue for 2006 of $53.3 million, an increase of $0.4 million compared to 2005. The increase in revenue was due to growth in our core claims business and ESRS division, partially offset by a reduction in storm-related claims.

The operations in Canada reported EBITDA of $0.9 million in 2006, a decrease of $0.4 million compared to 2005. The reduction in EBITDA was a result of the reduction in storm-related claims noted above and investments in people in our claims adjusting operations, partially offset by increased EBITDA in our ESRS division.

CL US Results

CL US reported revenue for 2006 of $61.0 million, a decrease of $1.1 million compared to 2005. The decrease in revenue was a result of the strengthening of the Canadian dollar against the United States dollar. In local currency, revenue from operations in the United States was U.S.$53.7 million for 2006, an increase of U.S.$2.3 million from 2005. The increase in local currency revenue was due to an increase of 11.1% in our core claims volumes, partially offset by reduced catastrophe claims activity following hurricanes that hit the United States during the second half of 2005 and 2004, respectively.

Our operations in the United States reported EBITDA of $3.0 million in 2006, a decrease of $0.1 million compared to 2005. In local currency, EBITDA was U.S.$2.6 million in 2006 compared to EBITDA of U.S.$2.5 million for 2005. The increase in local currency EBITDA was due to the increased revenue noted above.

CL United Kingdom Results

CL United Kingdom reported revenue for 2006 of $197.1 million, a decrease of $1.2 million compared to 2005. The decrease in revenue was a result of the strengthening of the Canadian dollar against the United Kingdom pound. In local currency, revenue from operations in the United Kingdom was £94.1 million in 2006, an increase of £4.0 million from 2005. The increase in local currency revenue was primarily due to increased claims activity across a number of product lines.

The operations in the United Kingdom reported EBITDA of $17.7 million in 2006, a decrease of $6.8 million compared to 2005. In local currency, EBITDA was £8.4 million in 2006 compared to EBITDA of £11.3 million in 2005. The decrease in EBITDA was due to a pension recovery of £1.4 million in 2005, non-recurring premises costs in 2006, and increased staff costs to manage growing claims volumes.

CL Europe Results

CL Europe reported revenue for 2006 of $58.6 million, a decrease of $5.5 million compared to 2005. The decrease in revenue was primarily due to the strengthening of the Canadian dollar against the European euro and the changed market conditions in the Netherlands, partially offset by increased revenue in France. In local currency, revenue from operations in Europe was €41.1 million, a decrease of €1.5 million from 2005. The 2005 revenue included €0.6 million from a business that was sold in 2005.

The operations in Europe reported EBITDA of $0.8 million in both 2006 and 2005. In local currency, EBITDA was €0.5 million in both 2006 and 2005. The reduction in revenue noted above was offset by reduced operating costs, giving rise to EBITDA in 2006 that was unchanged from EBITDA in 2005.

CL International Results

CL International reported revenue for 2006 of $51.0 million, a decrease of $3.9 million compared to 2005. The decrease was a result of the strengthening of the Canadian dollar against the United Kingdom pound in 2006, together with increased storm-related claims activity in 2005 following a number of hurricanes that passed through the Caribbean during the second half of 2004, partially offset by a $2.8 million increase in revenue reported by CL International's operations in the United States. In local currency, revenue from the International operations was £24.4 million for 2006, a decrease of £0.4 million compared to 2005.

International operations reported EBITDA of $8.3 million for 2006, a decrease of $4.8 million compared to 2005. In local currency, EBITDA was £4.0 million in 2006 compared to EBITDA of £5.7 million for 2005. The decrease in EBITDA was primarily due to investments in new locations and people, the reduction in revenue, and the exchange rate movements noted above.

Corporate Results

Corporate EBITDA comprised corporate, administrative and overhead expenses, excluding depreciation and amortization. Corporate EBITDA was ($5.9) million in 2006 compared to EBITDA of ($7.1) million in 2005. The increase in EBITDA was due to reduction in stock option costs and reduced insurance costs.

SUMMARY OF QUARTERLY RESULTS
(unaudited)

For the year ended December 31, 2006 (in $000s except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue					
Canada	14,046	13,765	13,187	12,285	53,283
United States	17,540	14,898	14,901	13,615	60,954
United Kingdom	45,245	44,248	49,303	58,256	197,052
Europe	14,373	14,392	13,030	16,847	58,642
International	12,695	11,883	12,967	13,487	51,032
Total Revenue	103,899	99,186	103,388	114,490	420,963
Earnings before interest, taxes, depreciation, and amortization (EBITDA)					
Canada	94	(34)	508	282	850
United States	1,383	729	1,013	(174)	2,951
United Kingdom	2,869	2,666	4,043	8,160	17,738
Europe	298	88	(825)	1,245	806
International	2,577	1,826	1,946	1,909	8,258
Corporate	(1,565)	(1,556)	(1,322)	(1,421)	(5,864)
Total EBITDA	5,656	3,719	5,363	10,001	24,739
Net earnings (loss) from continuing operations					
Canada	33	(92)	451	207	599
United States	1,126	5,472	939	(195)	7,342
United Kingdom	1,420	1,274	2,266	4,842	9,802
Europe	(45)	(138)	(950)	448	(685)
International	1,640	1,327	1,405	1,554	5,926
Corporate	(5,701)	(5,693)	(5,245)	(6,302)	(22,941)
Total net earnings (loss) from continuing operations	(1,527)	2,150	(1,134)	554	43
Net earnings (loss)	(1,527)	2,150	(1,134)	554	43
Net earnings (loss) per share from continuing operations	(0.07)	0.10	(0.05)	0.03	0.00
Net earnings (loss) per share	(0.07)	0.10	(0.05)	0.03	0.00
Total shares outstanding (000)	22,093	22,093	22,093	22,093	22,093
Weighted average shares (000)	21,897	21,929	21,951	21,957	21,919

Management's Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

(unaudited)

For the year ended December 31, 2005 (in $000s except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue					
Canada	12,997	12,490	14,056	13,342	52,885
United States	13,757	14,671	13,528	20,061	62,017
United Kingdom	49,372	50,132	48,572	50,165	198,241
Europe	16,480	15,996	14,710	16,935	64,121
International	16,423	14,367	10,661	13,461	54,912
Total Revenue	109,029	107,656	101,527	113,964	432,176
Earnings before interest, taxes, depreciation, and amortization (EBITDA)					
Canada	444	(168)	755	266	1,297
United States	493	727	529	1,311	3,060
United Kingdom	5,101	4,362	5,636	9,358	24,457
Europe	704	344	(156)	(70)	822
International	7,307	3,906	1,144	745	13,102
Corporate	(1,841)	(1,345)	(2,390)	(1,566)	(7,142)
Total EBITDA	12,208	7,826	5,518	10,044	35,596
Net earnings (loss) from continuing operations					
Canada	215	(139)	406	103	585
United States	374	587	353	1,066	2,380
United Kingdom	3,120	2,547	3,407	5,865	14,939
Europe	3,154	28	(472)	(390)	2,320
International	4,726	3,063	1,216	195	9,200
Corporate	(6,377)	(6,167)	(6,393)	591	(18,346)
Total net earnings (loss) from continuing operations	5,212	(81)	(1,483)	7,430	11,078
Net earnings (loss)	5,212	(2,433)	(1,483)	7,430	8,726
Net earnings (loss) per share from continuing operations	0.37	(0.01)	(0.09)	0.34	0.67
Net earnings (loss) per share	0.37	(0.17)	(0.09)	0.34	0.53
Total shares outstanding (000)	14,301	14,301	22,093	22,093	22,093
Weighted average shares (000)	13,925	13,961	16,587	21,843	16,579

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims that insurers are not able to service with internal resources. Typically, our revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

RESULTS OF OPERATIONS, FOURTH QUARTER 2006

Consolidated Q4 Results

Our total revenue for the fourth quarter of 2006 was $114.5 million, an increase of $0.5 million compared to revenue of $114.0 million for the fourth quarter of 2005. International operations and operations in the United Kingdom reported improvements in revenue compared to the fourth quarter of 2005, which were partially offset by declines in revenue reported by operations in Canada, Europe, and the United States.

EBITDA for the fourth quarter of 2006 was $10.0 million (8.7% of revenue), unchanged from EBITDA of $10.0 million (8.8% of revenue) for the fourth quarter of 2005.

Our net earnings for the fourth quarter of 2006 were $0.6 million ($0.03 per share) compared to net earnings of $7.4 million ($0.34 per share) in the fourth quarter of 2005. The reduction in fourth quarter net earnings was primarily attributable to the increase in income tax expense noted below.

Total interest expense in the fourth quarter of 2006 was $3.8 million, $0.6 million less than interest expense of $4.4 million in the fourth quarter of 2005. Total interest expense included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $1.6 million of interest expense consisted of $1.9 million of interest and amortization of issue costs associated with the unsecured non-revolving loan facility, partially offset by a reduction of $0.3 million of interest on operating lines and other credit facilities. Interest expense in the fourth quarter of 2006 was less than the fourth quarter of 2005 due to lower debt levels in 2006 compared to 2005, partially offset by higher interest rates in 2006 than in 2005.

The income tax expense in the fourth quarter of 2006 was $4.1 million compared to an income tax recovery of $3.0 million in the fourth quarter of 2005. The income tax expense in the fourth quarter of 2006 included $3.5 million (£1.6 million) of tax expense arising from taxable foreign currency exchange gains. The income tax recovery in the fourth quarter of 2005 included an income tax recovery of $3.5 million (£1.7 million) arising from tax-deductible foreign currency exchange losses.

CL Canada Q4 Results

CL Canada reported revenue for the fourth quarter of 2006 of $12.3 million, a decrease of $1.1 million from the fourth quarter of 2005. The reduction in the fourth quarter revenue was primarily due to less summer storm claims activity in 2006 as compared to 2005.

Despite the reduction in revenue, cost reductions in our ESRS division allowed our operations in Canada to report EBITDA of $0.3 million in the fourth quarter of 2006, unchanged from EBITDA in the fourth quarter of 2005.

CL US Q4 Results

CL US reported revenue for the fourth quarter of 2006 of $13.6 million, a decrease of $6.5 million from the fourth quarter of 2005. In local currency, revenue from operations in the United States was U.S.$12.0 million for the fourth quarter of 2006, a decrease of U.S.$5.1 million from the fourth quarter of 2005. The decrease in 2006 fourth quarter revenue was primarily attributable to the significant number of claims received in the fourth quarter of 2005 resulting from hurricanes Katrina and Wilma.

The operations in the United States reported EBITDA for the fourth quarter of 2006 of ($0.2) million, a decrease of $1.5 million compared to the fourth quarter of 2005. In local currency, EBITDA was (U.S.$0.1) million in the fourth quarter of 2006 compared to U.S.$1.1 million in the fourth quarter of 2005. The decrease in EBITDA was due to the decreased revenue noted above.

CL United Kingdom Q4 Results

CL United Kingdom reported revenue for the fourth quarter of 2006 of $58.3 million, an increase of $8.1 million from the fourth quarter of 2005. In local currency, revenue from operations in the United Kingdom was £26.7 million for the fourth quarter of 2006, an increase of £2.2 million from the fourth quarter of 2005. The increase in the fourth quarter local currency revenue was primarily due to an increased number of subsidence claims.

The operations in the United Kingdom reported EBITDA for the fourth quarter of 2006 of $8.2 million, a decrease of $1.2 million compared to the fourth quarter of 2005. In local currency, EBITDA of £3.8 million in the fourth quarter of 2006 was £0.8 million less than the fourth quarter of 2005. The decrease in EBITDA was due to the £1.4 million pension recovery in the fourth quarter of 2005, partially offset by favourable currency exchange movements as a result of the strengthening of the United Kingdom pound against the Canadian dollar.

CL Europe Q4 Results

CL Europe reported revenue for the fourth quarter of 2006 of $16.8 million, a decrease of $0.1 million from the fourth quarter of 2005. In local currency, revenue from operations in Europe was €11.5 million for the fourth quarter of 2006, a decrease of €0.5 million from the fourth quarter of 2005. The decrease in the fourth quarter local currency revenue was primarily due to a reduced number of claims resulting from the changed market conditions in the Netherlands.

The operations in Europe reported EBITDA for the fourth quarter of 2006 of $1.2 million, an increase of $1.3 million compared to the fourth quarter of 2005. In local currency, EBITDA of

€0.8 million in the fourth quarter of 2006 increased by €0.8 million compared to the fourth quarter of 2005. The increase in the fourth quarter EBITDA was primarily due to a reduction in staff costs as a result of restructuring efforts.

CL International Q4 Results

CL International reported revenue of $13.5 million for both the fourth quarters of 2006 and 2005. In local currency, revenue from our International operations was £6.2 million for the fourth quarter of 2006, a decrease of £0.4 million compared to the fourth quarter of 2005. The decrease in the fourth quarter local currency revenue was primarily due to reduced activity on weather-related claims, as compared to the fourth quarter of 2005.

International operations reported EBITDA for the fourth quarter of 2006 of $1.9 million, an increase of $1.2 million compared to the fourth quarter of 2005. In local currency, EBITDA of £0.9 million in the fourth quarter of 2006 increased £0.5 million compared to EBITDA in the fourth quarter of 2005. The increase in the fourth quarter EBITDA was primarily due to reductions in employee costs.

Corporate Q4 Results

Corporate EBITDA for the fourth quarter of 2006 was ($1.4) million compared to EBITDA of ($1.6) million in the fourth quarter of 2005.

CASH FLOW AND LIQUIDITY

Analysis of Liquidity

Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. The majority of our expenses are related to the cost of compensation and benefits of our professionals and fixed overhead costs. A significant weather-related event would increase accounts receivable and claims in process over the short and medium-term, thus utilizing working capital. As the claims associated with a particular weather-related event are closed, or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels, and cash flow increases.

Overall, we improved our operating cash flow for 2006 compared to 2005. Cash used in operating activities was $2.2 million in 2006 compared to cash used in operating activities of $13.9 million in 2005. Cash provided in operating activities from continuing operations was $1.3 million in 2006 compared to cash used in operating activities from continuing operations of $8.0 million in 2005. The $9.3 million increase in cash was due to a $22.5 million favourable working capital movement, offset by an $11.0 million decrease in net earnings from continuing operations and a $2.2 million reduction in items not affecting cash.

During the second quarter of 2006, we borrowed $4.0 million from our parent company, Fairfax Financial Holdings Limited ("Fairfax"). Proceeds of the loan were principally used for operating purposes. We may require additional funds from Fairfax during 2007 for operating purposes. We are taking action and reviewing options and alternatives to improve our cash flow. Our cash position could be improved by increasing our earnings as a result of investments we have made to grow our business, better management of our working capital, and other operating improvements. We could also strengthen our financial position by improving the debt structure on our balance sheet.

Accounts receivable at December 31, 2006 increased by $14.3 million compared to December 31, 2005, to $93.2 million. The increase was primarily due to the exchange rate movements as a result of the strengthening of the European Monetary Union euro and the United Kingdom pound against the Canadian dollar and higher prepayments of accounts receivable in 2005.

Claims in process at December 31, 2006 increased by $15.5 million compared to December 31, 2005, to $68.6 million. The increase was primarily due to increased subsidence claims in operations in the United Kingdom, and the exchange rate movements as a result of the strengthening of the United Kingdom pound against the Canadian dollar, as well as an increased claims volume in 2006, primarily in CL United Kingdom.

Prepaid expenses at December 31, 2006 were $7.1 million, an increase of $1.5 million compared to December 31, 2005. This was primarily due to the payment of quarterly rental and service charges in operations in the United Kingdom, and a favourable exchange rate movement as a result of the strengthening of the United Kingdom pound against the Canadian dollar.

Goodwill at December 31, 2006 was $225.3 million compared to $205.1 million at December 31, 2005. The increase was primarily from $22.3 million in foreign exchange movements.

Future income tax assets at December 31, 2006 increased by $4.6 million compared to December 31, 2005. The increase was primarily due to the operations in the United States recording a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006.

Accounts payable and accrued liabilities at December 31, 2006 increased by $11.6 million compared to December 31, 2005. The increase was primarily due to favourable exchange rate movements in Europe and the United Kingdom as a result of the strengthening of the European Monetary Union euro and the United Kingdom pound against the Canadian dollar, as well as increased claims volume in 2006, primarily in CL United Kingdom.

Income taxes payable at December 31, 2006 were $7.3 million, an increase of $6.8 million compared to December 31, 2005. The increase was primarily due to $2.9 million (£1.3 million) of income taxes payable at December 31, 2006 in Corporate that arose from taxable foreign currency exchange gains, compared to $3.5 million (£1.7 million) of income taxes recoverable at December 31, 2005 that arose from tax-deductible foreign currency exchange losses.

Deferred revenue at December 31, 2006 was $28.0 million, an increase of $6.3 million compared to December 31, 2005. The increase was primarily due to increased subsidence claims in operations in the United Kingdom.

Cash Provided (Used) by Operating Activities (continuing operations)

For the years ended December 31	2006	2005	2004
(in $000s)			
Canada	**1,256**	(1,026)	4,021
United States	**4,567**	(202)	(4,476)
United Kingdom	**10,311**	10,937	6,839
Europe	**(763)**	(2,797)	3,603
International	**497**	5,606	6,592
Corporate	**(14,597)**	(20,543)	(18,421)
	1,271	(8,025)	(1,842)

The $2.3 million increase in cash flow from operations in Canada was primarily due to a $1.5 million favourable movement in accounts payable and a $1.3 million favourable movement in accounts receivable.

The $4.8 million improvement in cash flow from operations in the United States was due to a $7.3 million favourable movement in accounts payable, partially offset by a $2.8 million unfavourable movement in accounts receivable.

The $0.6 million decrease in cash flow from operations in the United Kingdom was primarily due to unfavourable movements of $5.8 million in accounts receivable, $3.8 million in claims in process, $1.5 million in prepaid expenses, $1.4 million in income taxes payable, a $5.1 million reduction in net earnings, and $0.5 million in non-cash items. This was partially offset by favourable movements of $14.9 million in accounts payable and $2.6 million in pension and other liabilities.

The $2.0 million improvement in cash flow from operations in Europe was primarily due to favourable movements of $2.4 million in accounts payable, $1.1 million in accounts receivable, and $1.0 million in prepaid expenses, partially offset by an unfavourable movement in claims in process of $2.3 million.

The $5.1 million decrease in cash flow from International operations was primarily due to a $3.3 million reduction of earnings and unfavourable movements of $6.0 million in accounts payable and $1.4 million in income taxes payable, partially offset by favourable movements of $3.5 million in accounts receivable and $2.4 million in claims in process.

The $5.9 million improvement in Corporate cash flow was primarily due to a $10.0 favourable movement in income taxes payable, partially offset by a $4.6 million reduction in earnings. The reduction in earnings was caused by an increase of $6.4 million in income taxes arising from taxable foreign currency exchange movements, partially offset by $1.7 million of expense reductions.

Cash outflow from discontinued operations was $3.5 million in 2006 and related to cash payments of ongoing liabilities recorded on the sale of the U.S. TPA Business. This expenditure had no impact on our earnings, as the increase in expenses was offset by the increase in amounts recoverable from Fairfax for reimbursement of costs. However, the expenditure did impact our cash position.

Investing Activities

Net investment in property and equipment was $4.3 million in 2006 compared to $3.2 million in 2005. The increase in 2006 of $1.1 million was mainly due to additional purchases of computer equipment by operations in the United Kingdom.

Cash used in business acquisitions of $1.3 million in 2006 related to the acquisition of the remaining shares in four European subsidiaries, the acquisition of Courtille SCRP in France and the acquisition of 100% of the outstanding shares of Barlow CCS in Spain.

Cash provided by business divestitures of $4.1 million (€2.6 million) in the first quarter of 2005 related to net proceeds on the sale of TES.

Credit Facilities and Indebtedness

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at December 31, 2006 was $198.4 million compared to $189.0 million at December 31, 2005. The increase in net debt was to fund operating cash flow and additional investments.

On March 31, 2006, CL Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3% during the initial term, increasing by 0.5% for the one-year extension, if any.

Under the terms of the facility, we must meet certain financial covenants regarding a debt to free cash flow ratio, a debt to equity ratio, maintenance of a minimum level of equity, and a cap on capital expenditures. The senior lender may declare an event of default if we do not comply with any of the financial covenants and do not cure the default within three business days of the earlier of the lender giving notice of the default or us becoming aware of the default. Fairfax has agreed to provide us with necessary financing to permit us to meet our obligations under the facility. See "Transactions with Related Parties" in this MD&A.

In February 2007, we gave notice to our senior lender that we intend to extend the facility on March 31, 2007 for a further one-year term.

On May 31, 2006 and on June 15, 2006, we borrowed $2.0 million (total $4.0 million) from Fairfax. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loans *until* our $72.8 million facility is repaid.

As at December 31, 2006, our subsidiaries had demand lines of credit in the United Kingdom and Europe totalling $23.6 million. Bank indebtedness as at December 31, 2006 was $6.6 million consisting of drawn lines. The demand facilities are for general corporate needs of operating subsidiaries and are not intended to be available for use by Cunningham Lindsey Group Inc.

Bank indebtedness at December 31, 2006 increased $4.7 million as compared to December 31, 2005, and cash of $10.5 million at December 31, 2006 decreased $1.2 million as compared to December 31, 2005. The decrease in net cash was primarily due to the net investment in property and equipment of $4.3 million.

In the fourth quarter of 2006, we secured an additional €1.5 million bank line of credit in Europe using the contracted sale of the Amsterdam building as collateral. The bank credit line will be repaid in the first quarter of 2007 when the building sale is concluded. See "Proposed Transactions" in this MD&A.

Contractual Obligations

As at December 31, 2006, we had contractual obligations to make future payments related to debt, leased premises, automobiles and equipment, as shown in the table below.

($000s)	Long-Term Debt	Lease	Total
2007	214	31,765	31,979
2008	125,155	25,182	150,337
2009	112	17,611	17,723
2010	50	11,459	11,509
2011	16	8,010	8,026
Thereafter	15	18,325	18,340
	125,562	112,352	237,914

Other long-term liabilities comprised future income taxes, future benefits for employees, and other liabilities. These totalled $1.1 million, $1.7 million and $9.0 million, respectively, at December 31, 2006. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries. Other liabilities increased by $1.0 million compared to December 31, 2005. The increase was primarily in operations in the United States and related to additional accrued liabilities, net of payments, recorded as a result of the sale of the U.S. TPA Business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capitalization

Shareholders' equity increased to $104.9 million at December 31, 2006 from $77.4 million at December 31, 2005. This was primarily due to a positive movement in the currency translation adjustment account of $27.4 million. The increase in the currency translation adjustment account related to unrealized gains on the translation of the assets and liabilities of our foreign operations, primarily as a result of the strengthening of the United Kingdom pound relative to the Canadian dollar.

Payments from Subsidiaries

As a holding company, Cunningham Lindsey Group Inc.'s ability to meet its financial obligations is dependent upon the receipt of interest and principal payments on inter-company funding, management fees, proceeds from the sale of assets, cash dividends and other payments from subsidiaries, together with proceeds raised by it through the issuance of equity and debt securities.

All of Cunningham Lindsey Group Inc.'s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to Cunningham Lindsey Group Inc. whether by dividends, interest payments, loans, advances, or other payments, subject to payment terms on management fees and other invoiced transactions. In addition, the payment of dividends and the making of loans, advances and other payments to Cunningham Lindsey Group Inc. by its subsidiaries are subject to limitations, including contractual restrictions, the earnings of its subsidiaries, and various business considerations specific to its subsidiaries.

CAPITAL RESOURCES

We provide professional services to our customers and are not in a capital-intensive business. Capital expenditure is primarily on computer equipment and furniture and fixtures for employees. We have no material capital expenditure commitments and generally use operating leases for facilities and cars. Computer equipment is purchased both outright and on operating lease. See "Cash Flow and Liquidity - Investing Activities" in this MD&A.

TRANSACTIONS WITH RELATED PARTIES

In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006, Fairfax agreed to provide us with financing as necessary to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility including a one-year extension, but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

On May 31, 2006 and on June 15, 2006, we borrowed $2.0 million (total $4.0 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement relating to the non-revolving term facility. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loans until our $72.8 million facility is repaid. Interest expensed and paid on borrowings from Fairfax during 2006 was $0.2 million (2005: $nil).

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During 2006, we paid $0.3 million (2005: $0.3 million) to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax has agreed to reimburse us for $4.6 million (2005: $1.0 million) of the costs related to the sale of the United States TPA Business. As at December 31, 2006, $7.4 million is included within other accounts receivable in respect of our estimate of amounts recoverable from Fairfax for reimbursement of costs. In February 2007, Fairfax paid approximately $5.7 million to the Company in respect of costs related to the United States TPA Business and our corresponding accounts receivable was reduced to $1.7 million.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows it to include our United Kingdom subsidiaries in its group tax return filings in the United Kingdom. In 2006, we made tax installment payments totalling $1.9 million (2005: $4.1 million) to Fairfax. Of this amount, $2.3 million related to 2006 (2005: $2.5 million related to 2005), $0.6 related to 2005 (2005: $1.6 million related to 2004), and a refund of $1.1 was received in respect of 2005 and 2004 taxes overpaid. We paid a further tax installment of $3.1 million to Fairfax in January 2007, of which $2.5 million related to 2006 and $0.6 million related to 2005. The tax installment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

We provide certain services in the normal course of business to companies under Fairfax's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control in 2006 was $12.8 million (2005: $7.9 million). Amounts charged in the normal course of business to companies under Fairfax's control in 2006 for information and technology services provided and for rent were $nil (2005: $0.3 million) and $0.2 million (2005: $0.2 million), respectively.

Companies under Fairfax's control provide us with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.6 million in 2006 (2005: $0.7 million). Costs incurred for taxation services provided in the normal course of business by companies under Fairfax's control in 2006 were $0.1 million (2005: $0.1 million). Costs incurred for file storage and destruction services provided in the normal course of business by companies under Fairfax's control were $0.1 million in 2006 (2005: $nil).

At December 31, 2006, we owed Fairfax $1.3 million (2005: $nil) for participation in an insurance program arranged by Fairfax with third-party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage, for claims made in the period June 1, 2006 to May 31, 2007. In 2006, we paid Fairfax $nil (2005: $1.2 million) for participation in this program.

PROPOSED TRANSACTIONS

In the fourth quarter of 2006, we entered into an agreement to sell our European headquarters building in Amsterdam for €2.2 million (approximately $3.3 million), which will produce an after-tax gain of approximately €1.2 million (approximately $1.8 million). We anticipate closing the sale in the first quarter of 2007.

SHARE DATA

As at March 6, 2007, the Company had 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including our President and Chief Executive Officer and our Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this MD&A, our management, with the participation of our President and Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, our President and Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our annual filings, interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized, and reported within the time periods specified by those laws, and that material information is accumulated and communicated to our management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are disclosed in note 1 to our audited consolidated annual financial statements. The preparation of our financial statements in accordance with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and amounts derived therefrom, including amounts presented in this report. These estimates and assumptions principally relate to goodwill, the valuation of future tax assets, and the valuation of claims in process. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

(i) Goodwill Impairment Testing

Goodwill represents $225.3 million (52%) of the assets on our consolidated balance sheet as at December 31, 2006. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill.

We estimate the fair value of each of our operations using discounted expected future cash flows, which requires us to make a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations. The expected future cash flow information is provided by each operation as part of our annual budgeting process. Given the variability of the expected future cash flow information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates. As the expected future cash flow information is based on the long-term expectations of each operation, the financial information is subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

To the extent that the determination of discounted expected future cash flows indicate a possible impairment of goodwill, any impairment recognized could have a materially adverse effect on our financial condition and results of operations. While not impacting the statement of cash flows, a goodwill impairment loss would reduce the carrying value of goodwill on our balance sheet and would reduce net earnings or increase net loss. A significant goodwill impairment loss could reduce our shareholders' equity to the extent that we would no longer comply with certain covenants under our unsecured, non-revolving term facility owing by CL Canada. For a more complete discussion, see "Cash Flow and Liquidity" in this MD&A.

As at December 31, 2006, goodwill in the United Kingdom is $175.0 million, or 78% of the total goodwill on our consolidated balance sheet. For the year ended December 31, 2006, our evaluation of goodwill indicated that the fair value of the operations in the United Kingdom were sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate. The operations in the United Kingdom expect improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is sensitive to those future cash flows as well as changes to estimated growth rates and cost of capital. Any significant variance in actual performance from the business plans could result in a material impairment of part of the goodwill book value in future periods.

For the purpose of our annual impairment testing, our operations in the United Kingdom were valued at a range of $178 million to $286 million, and compared to the book value of the goodwill. No impairment was indicated. Based on the current market conditions impacting our operations in Europe, future cash flows of our operations in Europe were valued at a range of $45 million to $75 million, and compared to the book value of the goodwill. No impairment was indicated.

(ii) Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a valuation allowance.

Based on the continued strong performance in our operations in the United States, we recorded a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006 in our operations in the United States. The operations in the United States have available additional net operating losses of approximately U.S.$57.9 million, representing a potential additional future tax asset of approximately U.S.$23.2 million.

If circumstances change regarding the projected profitability of the operations in Canada, the valuation allowance in Canada could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

(iii) Claims In Process

We record our inventory of claims in process at their estimated net realizable value at the year-end. The change in estimated net realizable value from the prior year is recorded as an increase or decrease to revenue in the current year. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated net realizable value of claims in process as at December 31, 2006 of $68.6 million, compared to $53.1 million as at December 31, 2005, is primarily calculated based on the number of claims outstanding at the year-end, the average revenue per claim for each year, and an estimate of the average percentage-of-completion for the claims outstanding at the year-end. The percentage-of-completion estimates are based on previous years' experience and our understanding of estimates used within the industry. The estimated net realizable value of claims in certain operations is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage of completion of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

CHANGES IN ACCOUNTING POLICY

The Canadian Institute of Chartered Accountants has issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards. The new standards apply to the Company beginning January 1, 2007. Section 3855 Financial Instruments – Recognition and Measurement establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Section 3861 Financial Instruments – Disclosure and Presentation discusses the presentation and disclosure of these items. Section 3865 – Hedges deals with the application of hedge accounting. Section 1530 – Comprehensive Income establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of comprehensive income. There have also been numerous consequential amendments to other Sections. We are still assessing the implications of these new standards; however, management's current expectation is that the adoption of these new standards will not have a material impact on our financial statements.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Cunningham Lindsey Group Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

Cunningham Lindsey Group Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, and accurate, and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board appoints the Audit Committee, all of whose members are independent directors as determined in accordance with Canadian securities law. The Audit Committee meets periodically with management, as well as with the external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues to ensure that each party is properly discharging its responsibilities. In addition, the Audit Committee reviews the consolidated financial statements, management's discussion and analysis and the external auditor's report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements as at December 31, 2006 and 2005 and for the years then ended have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

March 6, 2007

Jan Christiansen
President and Chief Executive Officer

Auditors' Report

To the Shareholders of **Cunningham Lindsey Group Inc.**

We have audited the consolidated balance sheets of Cunningham Lindsey Group Inc. as at December 31, 2006 and 2005 and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada,
February 22, 2007

Consolidated Balance Sheets

($000s)

As at December 31	2006	2005
ASSETS		
Current		
Cash	10,496	11,680
Accounts receivable, net *(note 2)*	93,242	78,911
Assets held for sale *(note 3)*	797	774
Claims in process	68,608	53,108
Prepaid expenses	7,136	5,594
Income taxes recoverable	1,860	391
Total current assets	182,139	150,458
Property and equipment, net *(note 4)*	14,488	12,253
Goodwill *(note 12)*	225,260	205,114
Future income taxes *(note 13)*	6,640	2,048
Other assets *(note 5)*	8,589	7,682
Total assets	437,116	377,555
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 6)*	6,584	1,889
Other loans *(note 7)*	76,737	72,755
Accounts payable and accrued liabilities	76,243	64,619
Income taxes payable	7,289	441
Current portion of long-term debt *(note 8)*	214	746
Deferred revenue	27,993	21,724
Total current liabilities	195,060	162,174
Future income taxes *(note 13)*	1,080	2,735
Long-term debt *(note 8)*	125,348	125,323
Employee future benefits *(note 9)*	1,728	1,908
Other liabilities	9,040	8,060
Total liabilities	332,256	300,200
Shareholders' equity *(note 10)*	104,860	77,355
	437,116	377,555

Contingencies and commitments *(notes 11 and 16)*

See accompanying notes

On behalf of the Board:

Anthony F. Griffiths
Chairman

Robert S. Weiss
Director

Consolidated Statements of Earnings

($000s except per share amounts)

Years ended December 31	2006	2005
Revenue	420,963	432,176
Cost and expenses		
Cost of service	331,407	330,413
Selling, general and administration	70,070	71,314
Interest	16,734	19,152
Gain on disposal *(note 15)*	–	(2,944)
	418,211	417,935
Earnings before income taxes	2,752	14,241
Provision for income taxes *(note 13)*	2,709	3,163
Net earnings from continuing operations	43	11,078
Net loss from discontinued operations *(note 14)*	–	(2,352)
Net earnings for the year	43	8,726
Earnings per share		
Basic and diluted net earnings per share from continuing operations	0.00	0.67
Basic and diluted net earnings per share	0.00	0.53

See accompanying notes

Consolidated Statements of Deficit

($000s)

Years ended December 31	2006	2005
Deficit, beginning of year	(50,381)	(59,107)
Net earnings for the year	43	8,726
Deficit, end of year	(50,338)	(50,381)

See accompanying notes

Consolidated Statements of Cash Flows

($000s)

Years ended December 31	2006	2005
OPERATING ACTIVITIES		
Net earnings for the year from continuing operations	43	11,078
Add (deduct) items not affecting cash		
Depreciation	5,253	5,147
Future income taxes	(4,935)	547
Gain on disposal	–	(2,944)
Others	79	(138)
	440	13,690
Changes in non-cash working capital balances related to operations		
Accounts receivable	(8,530)	(5,662)
Claims in process	(7,077)	(3,741)
Prepaid expenses	(651)	2,071
Income taxes	3,781	(3,641)
Accounts payable, accrued liabilities and deferred revenue	14,432	(6,661)
Pension and other liabilities	(1,122)	(4,081)
Discontinued operations	(3,468)	(5,831)
Cash used in operating activities	(2,195)	(13,856)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds *(note 15)*	(1,337)	(3,332)
Business disposals *(note 14)*	–	4,115
Purchase of property and equipment, net	(4,283)	(3,169)
Other assets	(734)	10
Cash used in investing activities	(6,354)	(2,376)
FINANCING ACTIVITIES		
Bank indebtedness	4,695	28
Other loans	3,992	–
Repayment of debt	(2,085)	(32,245)
Proceeds from issue of shares on rights offering, net	–	32,245
Cash provided by financing activities	6,602	28
Effect of exchange rate changes on cash	763	(484)
Net decrease in cash during the period	(1,184)	(16,688)
Cash, beginning of year	11,680	28,368
Cash, end of year	10,496	11,680
SUPPLEMENTAL INFORMATION		
Cash interest paid	17,360	17,995
Cash taxes paid	3,442	6,259

See accompanying notes

Notes to Consolidated Financial Statements

(In $000s except as otherwise indicated)
December 31, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Cunningham Lindsey Group Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarized as follows:

Basis of Presentation

The consolidated financial statements include the accounts of Cunningham Lindsey Group Inc. and all of its subsidiaries (the "Company"). Principal subsidiaries of Cunningham Lindsey Group Inc. are Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S. Inc., Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited.

Acquisitions are accounted for using the purchase method, whereby the results of acquired companies are included only from the date of acquisition. The net assets of subsidiaries are accounted for on the basis of fair value at the date of acquisition and any resulting goodwill is capitalized. Divestitures are included up to the date of disposal.

Claims in Process

The Company records its inventory of claims in process at their estimated net realizable value at year-end. The estimated net realizable value of claims in process is primarily calculated based on the number of claims outstanding at the year-end, the average revenue per claim for each year, and an estimate of the average percentage-of-completion for the claims outstanding at the year-end. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. The estimated net realizable value of claims in certain operations is calculated based on unbilled hours and billing rates.

The value of claims in process is particularly sensitive to the assumption of the average percentage completed of the Company's portfolio of claims at any time. The Company evaluates these percentages to ensure there have been no significant changes in the Company's claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

Property and Equipment

Property and equipment are recorded at historic cost less accumulated depreciation. Cost comprises the purchase price together with all expenses directly incurred in bringing the asset to its location and condition ready for use.

Depreciation is provided in order to write down the cost, less the estimated residual value, of property and equipment at rates based principally on estimated useful lives as follows:

Automobiles	25% - 33% straight-line
Buildings	5% declining balance
Computer equipment	20% - 33% straight-line
Furniture and fixtures	10% - 33% straight-line
Leasehold improvements	straight-line over the shorter of the asset's useful life and the lease term
Assets held under finance leases	straight-line over the shorter of the asset's useful life and the lease term

Freehold land is not depreciated.

The Company tests plant and equipment for impairment when facts and circumstances indicate that their carrying amount may not be recoverable. Assets are grouped at the lowest levels for which there are separately identifiable cash flows. The test compares the undiscounted future cash flows associated with the asset (or asset group) with its carrying amount. When the carrying amount exceeds the undiscounted future cash flows, an impairment loss is realized to the extent that the carrying amount of the asset exceeds its fair value.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of businesses the Company has acquired

Goodwill is not amortized, but instead assessed for impairment annually, or more frequently if circumstances change. For the purposes of assessing impairment, reporting units are identified at the lowest level for which there are separately identifiable cash flows (cash-generating units). Certain reporting units are combined where they have similar economic characteristics. Goodwill is assessed for impairment based on a comparison of the fair value of a reporting unit with the carrying value of the reporting unit's net assets, including goodwill. When the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the reporting unit's carrying amount exceeds its fair value. Fair value is determined using discounted expected future cash flows. The determination of fair value is subjective and requires management to exercise judgement in making assumptions about forecast future results, including cash flow projections and discount rates.

Included in goodwill at December 31, 2006 is $175.0 million that relates to the Company's operations in the United Kingdom. The recoverability of this goodwill is sensitive to the ability of the operations in the United Kingdom to meet their profit and cash flow forecasts for future years. Failure to meet those forecasts could result in an impairment of goodwill.

Future Income Taxes

Future income taxes are provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Future income taxes are determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related future income tax asset is realized or the future income tax liability is settled. Future income tax assets are recognized to the extent that it is more likely than not that future taxable profit will be available against which the temporary differences can be utilized. Future tax assets and liabilities are not discounted.

Investments

Those investments over which the Company has significant influence are accounted for using the equity method. Under the equity method, the cost of the Company's investment is increased by the Company's proportionate share of income reported by the investee and reduced by any dividends paid or payable to the Company by the investee. The cost of the investment is also affected by amortization of differences upon purchase of the investment between its cost and the underlying carrying amount of the investee's net assets.

Such investments are reviewed for impairment if conditions arise that indicate that the investment may be impaired. If there is a loss in the value of the investment that is other than a temporary decline, the investment is written down to recognize the loss.

The Company's share of the results and net assets of affiliates has been based on their latest audited financial statements, where these have been made up to December 31, and on unaudited management accounts to December 31 in other cases.

Provisions

Provisions are recognized where the Company has an estimable obligation as a result of a past event and it is likely that the Company will be required to settle the obligation. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date and are discounted to the present value where the effect is material.

Revenue Recognition

Revenue is recognized as services are rendered based on percentage-of-completion estimates. Deferred revenue represents the estimated unearned portion of fees received to the extent they are considered recoverable on certain fixed price claims administration contracts.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefit Plans

The Company operates both defined benefit and defined contribution pension plans.

Certain employees of Cunningham Lindsey United Kingdom participate in a defined benefit pension plan. The cost of pension benefits earned by these employees is actuarially determined using the projected benefit method pro-rated on services and is charged to expense as services are rendered. This cost reflects management's best estimate of the pension plan's expected investment yields, salary escalations, mortality of members, terminations, and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values.

Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups. The difference between the pension expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

Actuarial gains and losses arise from the difference between the actual and expected long-term rate of return on plan assets for the year or from changes in actuarial assumptions used to determine the accrued benefit obligations. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the benefit obligations and the fair value of plan assets is amortized over the estimated average remaining service lives of active employees. The estimated average remaining service lives of active employees covered by the pension plan is 9 years (2005: 9 years).

Employees in certain other subsidiaries may participate in defined contribution plans and the current service costs are expensed in the period in which they are incurred.

Foreign Currency Translation

In the accounts of the individual entities, foreign currency transactions are translated into the functional currency of those entities using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of earnings (loss).

On consolidation, the assets and liabilities of the Company's self-sustaining operations having a functional currency different from Canadian dollars are translated into Canadian dollars using the exchange rate in effect at the consolidated balance sheet date. Revenue and expenses for each statement of earnings (loss) are translated at the average monthly exchange rates in effect during the year. Foreign exchange gains and losses resulting from the translation of the Company's net equity investment in these operations are recognized as a separate component of shareholders' equity. When the net investment in such operations is reduced, an amount in proportion to the reduction of the net investment is transferred from shareholders' equity (foreign exchange gains and losses that have previously been recognized as a component of shareholders' equity). This amount is recognized in the statement of earnings (loss) as part of the gain or loss on sale.

For integrated foreign operations, monetary items are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet date, and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Revenue and expenses for each statement of earnings (loss) are translated at the average monthly exchange rates in effect during the year. Realized gains and losses on foreign exchange transactions are recognized in the statements of earnings (loss).

Effective April 2006, the United States subsidiary (previously accounted for as an integrated foreign operation) is accounted for as a self-sustaining operation. As from that date, foreign exchange gains and losses resulting from the translation of the Company's net equity investment in the United States subsidiary are recognized as a separate component of shareholders' equity.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases of property and equipment where substantially all the risks and rewards of ownership have been transferred to the Company are classified as capital leases. Capital leases are recorded on the inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in liabilities. Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the statement of earnings (loss) over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under capital leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of earnings (loss) on a straight-line basis over the period of the lease.

Estimates

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company makes estimates and assumptions concerning the future and other key sources of estimation uncertainty. Actual results could differ materially from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including claims in process, goodwill, future income taxes, deferred revenue, and employee future benefits.

Employee Share Plan

The Company has an employee share plan. The value of shares granted under the plan is recognized in income over the vesting period of the shares *(note 5)*.

Earnings (Loss) Per Share

Earnings (loss) per share figures are calculated using the weighted average number of common shares outstanding during the years. The weighted average number of common shares is exclusive of shares held by the Company as security for employee loans and the unvested portion of shares held for obligations under the employee share plan that have not been recognized as compensation expense. There are no changes between basic and fully diluted earnings (loss) per share.

Comparative Consolidated Financial Statements

Certain comparative amounts for 2005 have been reclassified to conform to this year's presentation.

2. ACCOUNTS RECEIVABLE

Accounts receivable, net of allowance, consist of the following:

	2006	2005
Trade	75,939	67,827
Other *(note 16)*	17,303	11,084
	93,242	78,911

The fair value of accounts receivable approximates its carrying value.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

3. ASSETS HELD FOR SALE

Assets held for sale consist of the following:

	2006	2005
Cost		
Buildings and leasehold improvements	1,410	1,266
	1,410	1,266
Accumulated depreciation		
Buildings and leasehold improvements	613	492
	613	492
Net book value		
Buildings and leasehold improvements	797	774
	797	774

In the fourth quarter of 2006, the Company entered into an agreement to sell its European headquarters building in Amsterdam for €2.2 million (approximately $3.3 million), which will result in an after-tax gain of approximately €1.2 million (approximately $1.8 million). We anticipate closing the sale in the first quarter of 2007.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2006	2005
Cost		
Automobiles	2,545	2,412
Buildings and leasehold improvements	9,481	7,889
Computer equipment	42,290	37,683
Furniture and fixtures	33,461	34,043
	87,777	82,027
Accumulated depreciation		
Automobiles	1,572	1,326
Buildings and leasehold improvements	6,159	5,077
Computer equipment	37,180	34,164
Furniture and fixtures	28,378	29,207
	73,289	69,774
Net book value		
Automobiles	973	1,086
Buildings and leasehold improvements	3,322	2,812
Computer equipment	5,110	3,519
Furniture and fixtures	5,083	4,836
	14,488	12,253

The net book value of assets held under capital leases at December 31, 2006 was $0.8 million (2005: $0.7 million).

(In $000s except as otherwise indicated)

5. OTHER ASSETS

Other assets consist of the following:

	2006	2005
Cash surrender value of life insurance policies *(note 9)*	2,364	2,266
Accrued pension benefit asset *(note 9)*	4,505	3,608
Debenture and other loans issue discount and expenses	474	856
Investment in affiliates	1,073	624
Other	173	328
	8,589	7,682

Debenture and other loans issue discount and expenses relate to the issuance of $125.0 million 7% unsecured Series "B" debentures due June 16, 2008 *(note 8)* and $72.8 million other loans *(note 7)*, and are being amortized to income over their respective terms.

As at December 31, 2006 an affiliated company held 407,288 subordinate voting shares of Cunningham Lindsey Group Inc. for the purpose of an employee share plan. At December 31, 2006, commitments under the plan consisted of 472,500 subordinate voting shares with 295,000 shares vested and 177,500 shares vesting in 2007. Options under the employee share plan expire on December 16, 2011. In 2006, $0.1 million (2005: $0.9 million) was charged to selling, general and administration expenses, representing stock-based compensation under the plan.

Income from affiliates was $0.5 million in 2006 compared to income from affiliates of $0.3 million in 2005.

6. BANK INDEBTEDNESS

As at December 31, 2006, our subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€5.7 million) totalling $23.6 million (2005: $19.0 million), against which they had drawn $6.6 million (2005: $1.9 million).

The bank indebtedness bears floating rates of interest based on base rate plus 1.1% in the United Kingdom and base rate plus 1.75% in Europe. As at December 31, 2006, the interest rates were 6.1% (2005: 5.6%) in the United Kingdom and 5.4% (2005: 3.9%) in Europe. The fair value of the bank indebtedness approximates its carrying value.

7. OTHER LOANS

On March 31, 2006, Cunningham Lindsey Canada Limited renewed an unsecured non-revolving term facility for an initial term to March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3% during the initial term, increasing by 0.5% for the one-year extension, if any.

The renewal terms include commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of the further extension, if any. The facility may be partially repaid at any time, but is permanently reduced by the amount of any repayment. As at December 31, 2006, none of the principal amount had been repaid. Cunningham Lindsey Group Inc. and several of its subsidiaries have guaranteed the loan.

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

7. OTHER LOANS (continued)

In February 2007, Cunningham Lindsey Canada gave notice to its senior lender that it intends to extend the facility on March 31, 2007 for a further one-year term.

On May 31, 2006 and on June 15, 2006, the Company borrowed $2.0 million (total $4.0 million) from its parent company *(note 16)*.

8. LONG-TERM DEBT

Long-term debt consists of the following:

	2006	2005
$125.0 million 7% unsecured Series "B" debentures due June 16, 2008 with interest payable semi-annually on June 16 and December 16	**125,000**	125,000
Other	**562**	1,069
	125,562	126,069
Less current portion	**214**	746
	125,348	125,323

Future principal repayments on long-term debt are scheduled as follows:

2007	**214**
2008	**125,155**
2009	**112**
2010	**50**
2011	**16**
Thereafter	**15**
	125,562

Interest on long-term debt was $8.8 million (2005: $8.8 million).

The fair value of the $125.0 million 7% unsecured Series "B" debentures at December 31, 2006 was approximately $108.1 million (2005: $115.0 million). Cunningham Lindsey Group Inc. entered into a trust indenture in respect of the unsecured Series "B" debentures. The trust indenture contains a restriction on the creation of any liens on the assets of Cunningham Lindsey Group Inc. to secure any indebtedness of Cunningham Lindsey Group Inc. or any subsidiary unless the Series "B" debentures are secured equally and rateably with or in priority to such indebtedness. The trust indenture also contains certain other positive covenants typically included in a trust indenture of this nature.

(In $000s except as otherwise indicated)
December 31, 2006 and 2005

9. EMPLOYEE FUTURE BENEFITS

The Company has defined benefit and defined contribution plans providing pension and other retirement benefits.

Our expense for defined contribution pension plans was $6.7 million in 2006 compared to $6.6 million in 2005. Our expense for defined benefit pension plans was $4.6 million in 2006 compared to $4.7 million in 2005.

Total cash payments for employee future benefits for 2006, consisting of cash contributed by the Company to its funded pension plans, cash contributed to its defined contribution plans, and cash contributed to its funded United States retirement plan, were $11.8 million (2005: $15.3 million).

Cunningham Lindsey U.S. Inc. maintains a retirement plan for certain current and former executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death while employed by the subsidiary company. The consolidated balance sheet liability of $2.1 million (2005: $2.3 million) (U.S.$1.8 million; 2005: U.S.$2.0 million), of which $0.4 million (2005: $0.4 million) is current and $1.7 million (2005: $1.9 million) is non-current, represents the rateable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $1.9 million (2005: $1.8 million) (U.S.$1.6 million; 2005: U.S.$1.5 million) is considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximates $11.5 million (2005: $11.8 million) (U.S.$9.9 million; 2005: U.S.$10.1 million). The cash surrender value of these policies is included in other assets *(note 5)*.

Cunningham Lindsey United Kingdom operates a defined benefit pension plan on behalf of certain of its employees. The benefits that are payable are based on years of service and final pensionable salary. Pension benefits will increase annually by inflation subject to a maximum of 2.5% per annum. The assets of the plan are held in a separate trustee-administered fund. This plan was closed to new members effective October 1, 2001.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of April 1, 2006, and the next required valuation will be as of April 1, 2009.

Information about the defined benefit pension plan is as follows:

	2006	2005
Plan assets		
Fair value at beginning of year	**230,977**	223,937
Actual return on plan assets	**22,332**	32,995
Employer's contributions	**5,020**	7,808
Employees' contributions	**1,404**	1,555
Benefits paid	**(11,837)**	(3,681)
Exchange gain (loss)	**32,913**	(32,279)
Payments from contributions agency	**604**	642
Fair value at end of year	**281,413**	230,977

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

9. EMPLOYEE FUTURE BENEFITS (continued)

	2006	2005
Accrued benefit obligations		
Balance at beginning of year	257,963	246,169
Current service cost	5,920	6,388
Interest cost	12,994	12,947
Benefits paid	(11,837)	(3,681)
Actuarial (gain) loss	(7,055)	32,029
Exchange loss (gain)	35,004	(35,889)
Balance at end of year	292,989	257,963

	2006	2005
Funded status		
Accrued benefit obligations	(292,989)	(257,963)
Fair value plan assets	281,413	230,977
Plan deficit	(11,576)	(26,986)
Unamortized net actuarial loss	19,028	33,514
Unamortized transitional asset	(2,947)	(2,920)
Accrued benefit asset	4,505	3,608

The accrued benefit asset is included in the Company's balance sheet under other assets *(note 5)*.

Plan assets consist of:

	2006	2005
Asset category		
Equities	36%	31%
Government and corporate bonds	51%	57%
Other	13%	12%
	100%	100%

The significant actuarial assumptions adopted in measuring the accrued benefit obligations are as follows (weighted average assumptions as at December 31):

	2006	2005
Discount rate	5.2%	4.9%
Rate of compensation increase	4.0%	4.0%

(In $000s except as otherwise indicated)

9. EMPLOYEE FUTURE BENEFITS (continued)

The significant assumptions adopted in measuring the net benefit plan expense for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	4.9%	5.4%
Expected long-term rate of return on plan assets	5.4%	5.7%
Rate of compensation increase	4.0%	3.9%

The net benefit plan expense is as follows:

	2006	2005
Current service cost net of employees' contributions and payments from contributions agency	3,912	4,191
Interest cost	12,994	12,947
Actual return on plan assets	(22,332)	(32,995)
Actuarial (gains) losses on accrued benefit obligations	(7,055)	32,029
Adjustments to recognize the long-term nature of employee future benefit costs:		
Difference between expected and actual return on plan assets for year	9,517	20,718
Difference between actuarial (gain) loss recognized for year and actual actuarial (gain) loss on accrued benefit obligations for year	7,949	(31,813)
Amortization of transitional asset	(339)	(357)
Net benefit plan expense	4,646	4,720

10. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	2006	2005
Share capital	169,763	169,763
Contributed surplus	1,300	1,300
Employee share purchase loans	(2,536)	(2,588)
Currency translation adjustment	(13,329)	(40,739)
Deficit	(50,338)	(50,381)
	104,860	77,355

The currency translation adjustment account represents unrealized losses on the translation of the assets and liabilities of the Company's self-sustaining foreign operations. The strengthening of the United Kingdom pound relative to the Canadian dollar has principally given rise to the change in 2006.

At December 31, 2006, the Company has loaned $2.5 million (2005: $2.6 million) to employees and former employees to assist in purchasing subordinate voting shares of Cunningham Lindsey Group Inc. The majority of these loans bear no interest. As collateral, the employees have pledged 290,101 (2005: 292,101) subordinate voting shares of Cunningham Lindsey Group Inc. that had a market value at December 31, 2006 of $0.7 million (2005: $0.7 million). The Company intends to collect the majority of these loans from the sale of the pledged shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

Notes to Consolidated Financial Statements

(In $000s except as otherwise indicated)
December 31, 2006 and 2005

10. SHAREHOLDERS' EQUITY (continued)

The share capital of the Company consists of the following:

	2006	2005
Authorized		
Unlimited preferred shares	-	-
2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis		
Unlimited subordinate voting shares		
Issued		
2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis	1,214	1,214
19,919,968 (2005: 19,919,968) subordinate voting shares	168,549	168,549
	169,763	169,763

The Board of Directors of the Company may issue preferred shares in series, with such designation, rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution. The preferred shares rank in priority to the multiple voting shares and subordinate voting shares with respect to the payment of dividends and distributions in the event of the Company's liquidation, dissolution or winding up. Except as required by law, holders of preferred shares are not entitled to vote at any meeting of the Company's shareholders.

If the weighted average trading price per share of the subordinate voting shares is less than $3.86 (as adjusted pursuant to the articles of Cunningham Lindsey Group Inc. in specified circumstances) during any period of 30 consecutive trading days during the three-month period ending 10 days prior to the date that notice of a shareholders' meeting is mailed to shareholders, then the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

11. CONTINGENCIES AND COMMITMENTS

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totalled $33.7 million at December 31, 2006 (2005: $28.7 million).

The Company leases premises, automobiles and equipment under various operating leases. Future minimum lease payments are as follows:

2007	31,765
2008	25,182
2009	17,611
2010	11,459
2011	8,010
Thereafter	18,325
	112,352

(In $000s except as otherwise indicated)
December 31, 2006 and 2005

12 SEGMENTED INFORMATION

The Company operates in one dominant industry, the insurance claims services industry segment, through its subsidiaries in Canada, the United States, the United Kingdom, Europe, and internationally. Cunningham Lindsey International Limited operates from London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of the segments is monitored based on earnings before interest, taxes, depreciation, and amortization ("EBITDA"). EBITDA is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortization expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies. The accounting policies of the geographic segments are the same as those described in note 1. There are no significant inter-segment revenues.

Financial information by operating segment is as follows (all in Canadian dollars):

2006

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue (1)	53,283	60,954	197,052	58,642	51,032	–	420,963
EBITDA	850	2,951	17,738	806	8,258	(5,864)	24,739
Interest (expense) income	56	(156)	530	(413)	124	(16,875)	(16,734)
Income tax (expense) recovery	–	4,828	(5,421)	(249)	(1,665)	(202) (3)	(2,709)
Depreciation expense	(307)	(281)	(3,045)	(829)	(791)	–	(5,253)
Net earnings (loss)	599	7,342	9,802	(685)	5,926	(22,941)	43
Property and equipment additions	250	283	4,631	457	940	4	6,565
Goodwill	7,534	13,796	174,974	22,675	6,281	–	225,260
Identifiable assets	21,388	45,108	262,005	46,864	50,651	11,100	437,116

Notes to Consolidated Financial Statements

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

12. SEGMENTED INFORMATION (continued)

	2005						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	52,885	62,017	198,241	64,121	54,912	–	432,176
EBITDA	1,297	3,060	24,457	822	13,102	(7,142)	35,596
Interest (expense) income	63	(360)	(261)	(330)	(121)	(18,143)	(19,152)
Gain on disposal [2]	–	–	–	2,944	–	–	2,944
Income tax (expense) recovery	(427)	–	(6,372)	(251)	(3,061)	6,948 [3]	(3,163)
Depreciation expense	(348)	(320)	(2,885)	(865)	(720)	(9)	(5,147)
Net earnings (loss) from continuing operations	585	2,380	14,939	2,320	9,200	(18,346)	11,078
Net loss from discontinued operations *(note 14)*	–	(2,352)	–	–	–	–	(2,352)
Net earnings (loss)	585	28	14,939	2,320	9,200	(18,346)	8,726
Property and equipment additions	177	177	1,623	566	1,162	–	3,705
Goodwill additions	–	–	–	719	1,007	–	1,726
Goodwill	7,534	15,284	156,247	20,172	5,877	–	205,114
Identifiable assets	26,414	37,088	221,220	37,533	43,212	12,088	377,555

(1) The United Kingdom operations has one customer whose revenue represented 15.9% and 15.1% of the Company's consolidated revenues for the years ended December 31, 2006 and 2005, respectively.

(2) The gain on disposal was not taxable.

(3) The Corporate income tax (expense) recovery is net of a valuation allowance against tax losses.

13. INCOME TAXES

The components of income tax expense, excluding taxes relating to discontinued operations, reported in the consolidated statements of earnings (loss) are as follows:

	2006	2005
Current income taxes	7,643	2,616
Future income taxes	(4,935)	547
	2,709	3,163

A reconciliation of the provision for income taxes calculated at statutory rates is summarized in the following table:

	2006	2005
Income taxes at statutory tax rates	994	4,544
Permanent differences	198	396
Effect of tax losses not recorded	3,844	3,676
(Decrease) increase in valuation allowance	(4,607)	1,064
Income earned outside Canada	(826)	(2,994)
Other	3,106	(3,523)
Provision for income taxes	2,709	3,163

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

13. INCOME TAXES (continued)

Significant components of the Company's future tax assets and liabilities are as follows:

	2006	2005
Future income tax assets		
Property and equipment	1,627	1,874
Tax losses available for carry forward	47,761	50,303
Employee future benefits	1,891	1,052
Other liabilities	1,586	1,387
Deferred revenue	72	19
Other	2,890	4,400
	55,827	59,035
Valuation allowance	(49,187)	(56,987)
	6,640	2,048
Future income tax liabilities		
Employee future benefits	1,080	2,735
	1,080	2,735

Included in "tax losses available for carry forward" are non-capital losses of $65.4 million relating to the United States that expire between 2020 and 2026, and $72.6 million of non-capital losses relating to Canada that expire between 2007 and 2016.

The Company also has capital losses available for carry forward of $16.1 million relating to Canada and the United Kingdom that may be carried forward indefinitely.

14. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities comprising its United States TPA Business to Broadspire Services Inc.

Information related to the discontinued operations is as follows:

	2006	2005
Net loss on disposal	–	(3,394)
Reimbursement for costs *(note 16)*	–	1,042
	–	(2,352)

The assets and liabilities related to the discontinued operations are as follows:

	2006	2005
Current assets	7,608	3,034
Other assets	–	222
Current liabilities	(2,029)	(1,799)
Other liabilities	(4,068)	(3,557)

Notes to Consolidated Financial Statements

(In $000s except as otherwise indicated)
December 31, 2006 and 2005

14. DISCONTINUED OPERATIONS (continued)

The net loss on disposal of the United States TPA Business required management estimates that are subject to measurement uncertainty including the estimation of future errors and omission costs and insurance premiums, and the estimation of excess office lease payments, net of anticipated sublet recoveries. These estimates were based on certain material factors and assumptions considered reasonable by management. It is reasonably possible that known and unknown risks and uncertainties could cause actual results to differ materially and require a material change in the provisions recognized.

Included in other liabilities is a $2.7 million (U.S.$2.4 million) provision for expected future errors and omission costs and insurance premiums related to the United States TPA Business disposal. In determining the provision required for future errors and omission costs related to the disposal, a review is made of actual costs compared to estimates, and current estimates of potential future liabilities. The Company has a provision of $1.3 million (U.S.$1.1 million) for excess office space lease payments related to the disposal. The excess space provision is calculated using a potential gross liability estimate of $4.2 million (U.S.$3.6 million), reduced for current contracted sub-leases of $2.9 million (U.S.$2.5 million).

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration of an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposition of the United States TPA Business. Reimbursement for costs represents these amounts *(note 16)*.

15. ACQUISITIONS AND DISPOSALS

On March 31, 2005, a subsidiary of the Company disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.1 million (€2.6 million), resulting in a gain of $2.9 million (€1.8 million) that was not taxable. The results of TES have been excluded from the financial statements of the Company since the effective disposal date of March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis U.S.A., a specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and two offices to Cunningham Lindsey International Limited's operations. The purchase price comprised consideration of U.S.$1.7 million plus other contingent consideration.

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase price, net of cash acquired	2,216
Assets acquired:	
Accounts receivable	785
Property and equipment	30
Claims in process	657
Goodwill	986
Total assets acquired	**2,458**
Liabilities assumed:	
Accounts payable and accrued liabilities	242
Total liabilities assumed	**242**
Net assets acquired	**2,216**

Notes to Consolidated Financial Statements

(In $000s except as otherwise indicated)
December 31, 2006 and 2005

15. ACQUISITIONS AND DISPOSALS (continued)

On January 1, 2006, Cunningham Lindsey Europe, a subsidiary of the Company, acquired the remaining 55% of the outstanding shares of Courtille SCRP in France. The purchase price comprised consideration of $0.7 million (€0.5 million).

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase price, net of cash acquired	**673**
Assets acquired:	
Accounts receivable	560
Property and equipment	115
Claims in process	86
Investments	29
Goodwill	511
Total assets acquired	**1,301**
Liabilities assumed:	
Accounts payable and accrued liabilities	628
Total liabilities assumed	**628**
Net assets acquired	**673**

On October 11, 2006, Cunningham Lindsey Europe, a subsidiary of the Company, acquired 100% of the outstanding shares of Barlow CCS in Spain and subsequently merged Barlow CCS with our Spanish subsidiary, Cunningham Lindsey Iberica. The name of the merged entity is Cunningham Lindsey Barlow S.L. The purchase price comprised consideration of $0.4 million (€0.3 million).

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase price, net of cash acquired	**272**
Assets acquired:	
Accounts receivable	87
Property and equipment	3
Claims in process	236
Goodwill	93
Total assets acquired	**419**
Liabilities assumed:	
Accounts payable and accrued liabilities	147
Total liabilities assumed	**147**
Net assets acquired	**272**

16. RELATED PARTY TRANSACTIONS

In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006 *(note 7)*, the Company's parent company agreed to provide the Company with financing as necessary to allow the Company to meet its liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

(in $000s except as otherwise indicated)
December 31, 2006 and 2005

16. RELATED PARTY TRANSACTIONS (continued)

On May 31, 2006 and on June 15, 2006, the Company borrowed $2.0 million (total $4.0 million) from its parent company. Proceeds of the loan were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement relating to the non-revolving term facility. Pursuant to this agreement, the parent company has agreed that the Company will not repay the principal amount of the loans until its $72.8 million facility is repaid. Interest expensed and paid on borrowings from the parent company during 2006 was $0.2 million (2005: $nil).

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. During 2006, the Company paid $0.3 million (2005: $0.3 million) to its parent company in respect of management fees under that service agreement. Under that agreement, the parent company has agreed to reimburse the Company for $4.6 million (2005: $1.0 million) of the costs related to the sale of the United States TPA Business *(note 14)*. As at December 31, 2006, $7.4 million is included within other accounts receivable in respect of the Company's estimate of amounts recoverable from its parent company for reimbursement of costs. In February 2007, the parent company paid approximately $5.7 million to the Company in respect of costs related to the United States TPA Business and the Company's corresponding accounts receivable was reduced to $1.7 million.

The Company's parent company owns more than 75% of the total number of all of Cunningham Lindsey Group Inc.'s outstanding shares, which allows it to include Cunningham Lindsey Group Inc.'s United Kingdom subsidiaries in its group tax return filings in the United Kingdom. In 2006, the Company made tax installment payments totalling $1.9 million (2005: $4.1 million) to its parent company. Of this amount, $2.3 million related to 2006 (2005: $2.5 million related to 2005), $0.7 million related to 2005 (2005: $1.6 million related to 2004), and a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The Company paid further tax installments of $3.1 million to its parent company in January 2007, $2.5 million related to 2006 and $0.6 million related to 2005. The tax installment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

The Company provides certain services, including claims adjusting and claims management services, in the normal course of business to companies under its parent company's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under its parent company's control in 2006 was $12.8 million (2005: $7.9 million). Amounts charged in the normal course of business to companies under its parent company's control in 2006 for information and technology services provided and for rent were $nil (2005: $0.3 million) and $0.2 million (2005: $0.2 million), respectively.

Companies under its parent company's control provide the Company with certain services, including taxation services, in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under its parent company's control were $0.6 million in 2006 (2005: $0.7 million). Costs incurred for taxation services provided in the normal course of business by companies under its parent company's control in 2006 were $0.1 million (2005: $0.1 million). Costs incurred for file storage and destruction services provided in the normal course of business by companies under its parent company's control were $0.1 million in 2006 (2005: $nil).

At December 31, 2006, the Company owed its parent company $1.3 million (2005: $nil) for participation in an insurance program arranged by its parent company with third party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage, for claims made in the period June 1, 2006 to May 31, 2007. In 2006, the Company paid its parent company $nil (2005: $1.2 million) for participation in this program.

The foregoing transactions have been recorded at their value as negotiated with the related party.

Directors and Officers

DIRECTORS OF THE COMPANY

Jan Christiansen
President and Chief Executive Officer of the Company

James F. Dowd
President and Chief Executive Officer, Fairfax Inc.

Anthony F. Griffiths
Chairman of the Company, Corporate Director
and Independent Consultant

Michael R.F. Langdon
Chairman, Rutland Partners LLP

Paul Murray
President, Pinesmoke Investments Ltd.

Eric P. Salsberg
Vice President, Corporate Affairs,
Fairfax Financial Holdings Ltd.

Christopher H. Sporborg
Chairman, Countrywide Plc
Chairman, Chesnara Plc

Robert S. Weiss
Corporate Director

V. Prem Watsa
Chairman and Chief Executive Officer,
Fairfax Financial Holdings Ltd.

OFFICERS OF THE COMPANY

Jan Christiansen
President and Chief Executive Officer

Stephen Cottrell
Vice President and Chief Financial Officer

Peter Fritze
Senior Vice President, Corporate Affairs

Paula Sawyers
Associate General Counsel and Corporate Secretary

Shareholder Information

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at March 6, 2007 there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $3.86 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on the Toronto Stock Exchange under the symbol "LIN".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

AnswerLine™:	416-643-5500 or 1-800-387-0825
Fax:	416-643-5501
Website:	www.cibcmellon.com
Email:	inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at 416-596-8020.

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held at 9:00 a.m. (Toronto time), April 12, 2007, in Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

LEGAL COUNSEL

The Company's legal counsel is Torys LLP.

AUDITORS

The Company's auditors are PricewaterhouseCoopers LLP.

Corporate and Subsidiary Headquarters

CORPORATE OFFICE

Cunningham Lindsey Group Inc.
70 University Avenue, Suite 1000
Toronto, Ontario, Canada M5J 2M4
Tel: 416-596-8020
Fax: 416-596-6510
Website: www.cunninghamlindsey.com
Email: corpservices@cl-na.com

SUBSIDIARY HEADQUARTERS

Cunningham Lindsey Canada Limited
50 Burnhamthorpe Road West, Suite 1102,
Mississauga, Ontario, Canada L5B 3C2
Tel: 905-896-8181
Facsimile: 905-896-3485
Website: www.cunninghamlindseycanada.com
Email: corpservices@cl-na.com

Cunningham Lindsey U.S. Inc.
P.O. Box 703689
Dallas, Texas, United States, 75370-3689
Tel: 214-488-5139
Facsimile: 214-488-6749
Website: www.cunninghamlindseyus.com
Email: info@cl-na.com

Cunningham Lindsey International Limited
International House, 1 St. Katherine's Way,
London, E1W 1UU, United Kingdom
Tel: 207-816-1800
Facsimile: 207-816-1816
Website: www.cunninghamlindseyinternational.com
Email: info@cl-int.com

Cunningham Lindsey Europe BV
Amstel 93, 1018 EK,
Amsterdam, The Netherlands
Tel: 206-264-535
Facsimile: 206-386-396
Website: www.cunninghamlindseyeurope.com
Email: info@cl-eu.com

Cunningham Lindsey United Kingdom
Apex Plaza, Forbury Road,
Reading, Berkshire, RG1 1AX, United Kingdom
Tel: 118-960-7100
Facsimile: 118-950-5424
Website: www.cunninghamlindsey.co.uk
Email: info@cl-uk.com

Vale National Training Center, Inc.
2424 East Randol Mill Road
Arlington, Texas, United States 76011
Tel: 817-633-4800
Facsimile: 817-633-2922
Website: www.valenational.com
Email: adminVC@valenational.com

ENVIRONMENTAL SOLUTIONS® Remediation Services
50 Burnhamthorpe Road West, Suite 1102,
Mississauga, Ontario, Canada L5B 3C2
Tel: 905-896-8181
Facsimile: 905-896-3485
Website: www.esrs.info
Email: info@esrs.info

Claims International Limited
14th Floor, Leon House, 201-241 High Street,
Croydon, CR9 1ER, United Kingdom
Tel: 208-680-5142
Facsimile: 208-760-0298
Email: info@cilint.com

CORPORATE OFFICE
Cunningham Lindsey Group Inc.
70 University Avenue, Suite 1000
Toronto, Ontario, Canada M5J 2M4
Tel: 416-596-8020
Fax: 416-596-6510
Website: www.cunninghamlindsey.com
Email: corpservices@cl-na.com

Cunningham Lindsey

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Cunningham Lindsey Group Inc.

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 19,919,968	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $3.10	
Market value of class or series	(i) X (ii) =	(A) 61,751,900
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)	(C) 108,100,000
(Repeat for each class or series of securities)	(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	169,851,900

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $6,700

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad \text{X} \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ______$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 9, 2007

/s/ "Stephen M. Cottrell"
Stephen M. Cottrell
Vice President and Chief Financial Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 9, 2007

/s/ *"Jan Christiansen"*

Jan Christiansen
President and Chief Executive Officer

File No. 82 – 5143

CUNNINGHAM LINDSEY GROUP INC.

ANNUAL INFORMATION FORM

MARCH 9, 2007

TABLE OF CONTENTS

PRESENTATION AND FORWARD-LOOKING STATEMENTS

References in this Annual Information Form ("AIF") to "Cunningham Lindsey", the "Company", "we", "us" and "our" refer to Cunningham Lindsey Group Inc. and, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries. Unless otherwise specified, all information contained in this AIF is as of December 31, 2006 and all dollar figures are in Canadian dollars.

Statements under the headings "General Development of our Business", "Narrative Description of our Business" and elsewhere in this AIF about our future plans, intentions, levels of activity, results, performance, goals, objectives or achievements or other future events constitute forward-looking statements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following:

- we have substantial debt;
- stable weather conditions could have a material adverse effect on our business, financial condition and results of operations;
- general insurance market conditions could have a material adverse effect on our business, financial condition and results of operations;
- consolidation in the insurance industry could reduce our potential customers if claims adjusting activities are brought in-house;
- we may be adversely affected by foreign currency fluctuations;
- the loss of key personnel could adversely affect the quality and profitability of our business;
- we operate in a highly competitive environment;
- the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations;
- our business is subject to various government regulations;
- legal proceedings or lack of insurance coverage for legal claims could have a material adverse impact on our business, financial condition or results of operations;
- we are a holding company, and we may not have access to the cash that is needed to meet our financial obligations;
- we may be unable to collect accounts receivable;
- actual results could differ materially from critical accounting estimates;
- our controlling shareholder may substantially influence our direction and operations; and

- our outstanding debt may discourage a change of control.

See "Narrative Description of our Business - Risk Factors" for a further discussion of these risks and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible to predict all such risks. We have no obligation and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

CORPORATE STRUCTURE

Incorporation

We were amalgamated under the *Canada Business Corporations Act* on January 1, 1981. On March 12, 1987, we re-organized our capital structure, acquired all the outstanding shares of Lindsey Morden Claim Services Limited (formerly Morden & Helwig Limited) and changed our corporate name to "Morden & Helwig Group Inc.". We became a public company in May 1987 after completing an initial public offering of our subordinate voting shares. On July 24, 1995, we changed our corporate name to "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc". On April 13, 2006, we changed our name to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc." in order to more closely align our corporate identity with the common banner used by our operating subsidiaries.

Our registered and head office is located at 70 University Avenue, Suite 1000, Toronto, Ontario, M5J 2M4.

Subsidiaries

Our principal subsidiaries and their respective jurisdictions of incorporation or continuance are listed in the chart below. Each is 100% owned directly or indirectly by us. As at December 31, 2006, there were no other subsidiaries whose total assets represented more than 10% of our consolidated assets or whose total revenue for the year then ended represented more than 10% of our consolidated revenue. All of our remaining subsidiaries, in aggregate, represent less than 20% of our total consolidated assets or total consolidated revenue.

Name	Jurisdiction
Cunningham Lindsey Canada Limited ("CL Canada")	Canada
Cunningham Lindsey U.S. Inc. ("CLUS")	Texas
Cunningham Lindsey Europe BV ("CL Europe")	Netherlands
Cunningham Lindsey United Kingdom ("CL United Kingdom")	England
Cunningham Lindsey International Limited ("CL International")	England

GENERAL DEVELOPMENT OF OUR BUSINESS

Cunningham Lindsey is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. Our global network of approximately 4,000 professionals is strategically located in 357 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

In addition to providing loss adjusting services for traditional insurance claims, we deploy a wide variety of specialty units consisting of highly trained professionals equipped to handle complex and sophisticated claims. Beyond our core loss adjusting services, we provide engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services. Our catastrophe response involves rapidly deploying qualified staff when and wherever they are needed. We also provide claims appraisal training and education courses in the United States through Vale National Training Center, Inc.

The following is a summary of the general development of our business and significant events during the last three completed financial years.

Acquisition of Barlow CCS

On October 16, 2006, CL Europe acquired Barlow CCS, a claims adjusting company in Spain. The acquired entity operates under the name Cunningham Lindsey Barlow S.L. We anticipate that the acquisition of Barlow will expand our presence in Spain.

Acquisition of AXIS U.S.A.

On April 1, 2005, CL International acquired the net assets of AXIS USA, a high-end specialty adjusting company located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. The acquired entity operates as Cunningham Lindsey AXIS.

Sale of TES

On March 31, 2005, we sold Cunningham Lindsey TES B.V. ("TES"), a wholly-owned subsidiary of CL Europe. TES provided surveying and claims management services for the automotive sector, primarily in the Netherlands, Belgium and France. The sale provided us with a net realized gain of approximately $2.9 million.

Sale of U.S. TPA Business

In February 2004, we announced a restructuring of CLUS and that immediate action was being taken to align revenue and costs. In planning the restructuring, it was determined that it was unlikely that the United States third party claims administration business (the "U.S. TPA Business"), consisting of the business carried on by RSKCo Services, Inc. and Cunningham Lindsey Claims Management, Inc. ("CMI"), would be profitable even after restructuring.

On March 15, 2004, CLUS completed the sale of the U.S. TPA Business to Broadspire Services, Inc. ("Broadspire"). Under the terms of the sale agreement, Broadspire acquired certain assets and certain obligations and liabilities of the U.S. TPA Business. Broadspire agreed to service the then existing claims obligations of the U.S. TPA Business in exchange for a payment by CLUS of U.S.$22.0 million. In addition, Broadspire acquired U.S.$7.4 million in net non-cash working capital and fixed assets. CLUS or its subsidiaries retained certain liabilities of the U.S. TPA Business, including lease obligations for facilities not assumed by Broadspire, liabilities to employees for pre-closing periods of employment and pre-closing errors and omissions costs and insurance premiums, litigation liabilities and certain other expenses. We borrowed U.S.$22.0 million from our parent company, Fairfax Financial Holdings Limited ("Fairfax") to finance the transaction. We have agreed not to compete with the U.S. TPA Business in the United States for four years after closing, subject to certain exceptions. CLUS' loss adjusting business was not significantly affected by the sale of the U.S. TPA Business.

We have a management services agreement with Fairfax, pursuant to which Fairfax has, among other things, agreed to reimburse us for certain costs related to the disposal of the U.S. TPA Business. See "Interest of Management and Others in Material Transactions."

Recent Financings

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility (the "Facility") from Brascan Bridge Lending Fund Inc. (now known as the Brookfield Bridge Lending Fund Inc.) through an affiliate of Brascan Financial Corporation (now known as Brookfield Asset Management Inc.). Proceeds of the loan were used (i) to repay debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under facilities with Canadian chartered banks, and $10.8 million borrowed from Fairfax, (ii) to pay fees and expenses related to the transaction, and (iii) for working capital purposes.

On August 30, 2005, we completed a rights offering, issuing a total of 7,791,712 of our subordinate voting shares at $4.25 per share for net proceeds, after offering expenses, of approximately $32,245,000. We used the full net proceeds of the offering to partially repay the borrowings under the Facility. As permitted under the Facility, we extended the maturity of the remaining amounts outstanding under the Facility to March 31, 2006 and paid associated commitment fees.

On March 31, 2006, CL Canada renewed the Facility (the "Renewed Facility") until March 31, 2007, with an option to extend the Renewed Facility for a further one-year term, subject to certain conditions and paid the associated commitment fees. The principal amount of the Renewed Facility bears interest at a per annum rate equal to the Canadian prime rate in effect from time to time plus 3% for the renewal term, increasing by 0.5% for the one-year extension, if any.

The renewal terms include commitment fees equal to 1% of the renewed loan balance and 1.5% of the balance outstanding at the time of the further one-year extension, if any. Financial covenants were amended in certain respects to provide Cunningham Lindsey with additional flexibility and to reflect the capital raised by the 2005 rights offering. The Renewed Facility was otherwise generally renewed on the same terms as the maturing Facility. The Renewed Facility may be repaid at any time, but is permanently reduced by the amount of the repayment. It is unsecured and Cunningham Lindsey, our main operating companies and their respective holding companies, have guaranteed CL Canada's obligations under the Renewed Facility on an unsecured basis.

In February 2007, we gave notice to our senior lender that we intend to extend the facility on March 31, 2007 for a further one-year term. As of the date of this AIF, the amount outstanding under the Renewed Facility is $72.8 million.

In connection with the Renewed Facility, Fairfax agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the Renewed Facility (including any extension), but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations. See "Interest of Management and Others in Material Transactions".

NARRATIVE DESCRIPTION OF OUR BUSINESS

Overview

Our five principal operating subsidiaries manage a worldwide network of 357 locations in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States and the United Kingdom respectively. CL Europe carries on business principally in continental Europe, while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. Our locations are consolidated into regional profit centres, which offer insurance claims services catered to their target markets.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organisations with significant risk retention worldwide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and speciality services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specialising in claims investigation, and evaluation and loss control. We employ and sub-contract engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields, with whom we have developed close working relationships, to provide additional services required in the claims adjusting process. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated with increases and decreases in our revenue.

Demand for certain claims services are closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for our operations in the United States, and result in a small number of large value claims of longer duration for our International operations.

Our Services

Our core business is managing claims for most major types of property and casualty losses across a range of specialist disciplines. We have proven expertise in handling major losses, particularly where complex technical issues predominate.

Traditionally, our focus has been on insurance claims adjusting which generally involves some or all of the following services:

Investigation — gathering and developing information necessary to determine the cause and origin of loss, including through field location analysis;

Loss minimization — limiting a loss through various proactive and preventative actions;

Evaluation — determining the extent and value of damage incurred and the coverage, liability and compensation of the parties involved;

Subrogation — negotiating with, and recovering funds from, third parties or insurers responsible for loss; and

Disposition — resolving the claim prior to litigation, whether by negotiation and settlement or by denial.

Although we derive a majority of our revenue from claims adjusting, we also offer a range of other services targeted to specific geographic markets that help reduce our reliance on weather-related events. These services include:

- claims management and administration services covering a full range of back office processes both directly for our principals and for our field force, ranging from call centres to cheque issuance to client supply chain management;
- project management services consisting of general contracting and specialist engineering and surveying services for events impacting air, land and water resources, including subsidence (earth movement) claims, mould remediation, emergency spill response, petroleum and chemical remediation and fisheries management;
- risk management and valuation services, including pre and post-construction surveying and luxury goods appraisal and valuation;
- specialty services, which include field activity and special investigations for claims relating to: personal and commercial property; automobile, truck and public transportation; business interruption; hospital, educational institution, municipal and professional liability; fidelity and surety; project managed subsidence; surveying services; cargo and inland marine; environmental and pollution liability; and engineering and construction; and
- appraisal training and education in the United States through Vale National Training Center, Inc.

Industry Conditions

Demand from property and casualty insurance companies for independent claims services is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. As well, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time, which creates service opportunities for independent adjusters with specialized knowledge and experience. Increasingly, we are seeing opportunities to provide services that are not weather related, including project management, risk management and valuation services. Large weather-related events, such as hurricanes Katrina and Rita in 2005, and events such as the September 11, 2001 terrorist attacks, have a significant impact on the insurance market. Many insurers and reinsurers suffer declines in their capital and surpluses as a result of substantial claims losses and a reduction in the value of their portfolio investments. Insurance capacity can be reduced and premiums and deductibles may increase, resulting in a "hard market" which can decrease the number of claims generally, and therefore the outsourcing of claims. Additionally, there may be an increase in insurance pricing across certain lines of business and higher deductible amounts and greater risk retention by insureds. These types of market changes can impact the claims volumes for independent insurance adjusters. The hurricane events of Katrina and Rita have increased market insurance rates for property with wind exposure, but insurance rates for most other types of property and casualty exposure were declining during 2006.

Competition

Domestic and international claims services markets are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies such as Crawford & Company, GAB Robins and McLarens Young International compete against us by providing claims adjusting services and claims and risk management services. Large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration and health and disability management, which compete with our claims and risk management services. As well, many smaller local and regional claims services firms compete with us in each of our principal markets, offering a narrower spectrum of claims services. Occasionally, we also encounter small firms providing substitute services, such as cleaning companies and building contractors, who are used by insurers instead of a claims adjuster to obtain clean up and repair cost estimates. We believe that Crawford & Company and GAB Robins are the only competitors who compete against us on a worldwide basis.

The majority of property and casualty insurance companies maintain staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depend on a number of factors including:

Geographic location – insurance companies are not always represented by a branch office in the region in which a claim has occurred.

Degree of complexity – certain types of insurance claims are complicated and require claims adjusters with specialized skills (for example, environmental claims, commercial property and liability claims and fraud claims).

Reputation – insurance companies may have strong relationships with certain regional offices having strong reputations.

Capacity constraints – for a variety of reasons, including an increase in claims resulting from bad weather or environmental disasters, insurance companies may, from time to time, experience shortages in qualified claims services personnel.

Outsourcing – some insurance companies have established policies for outsourcing to independent claims services firms a specified proportion of all claims or certain types of claims. Outsourcing decisions are generally based on cost efficiencies.

We believe that the quality of our product offering, our technological sophistication and our broad geographic presence provide us with a competitive advantage over smaller competitors. We seek to differentiate ourselves from large claims adjusting companies by providing a broad range of claims services tailored to local markets. We compete by providing high quality, fairly priced products, and seek to maintain a diverse customer base, employing contract adjusters and modifying costs to respond to changing market conditions.

Seasonality

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. For example, hazardous road conditions or natural disasters can increase significantly the volume of reported insurance claims. Typically, our revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering such services in a number of different geographic regions and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

Customers and Geographic Markets

Our five principal operating subsidiaries manage a worldwide network of locations in multiple countries. CL Canada, CLUS and CL United Kingdom operate principally in Canada, the United States and the United Kingdom, respectively. CL Europe carries on business principally in continental Europe while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world.

The following chart illustrates the source of our revenue from continuing operations by operating segment in 2006:

Operating Subsidiary	% of 2006 Revenue
United Kingdom	46.8%
United States	14.5%
Europe	13.9%
Canada	12.7%
International	12.1%

Our customers are typically insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention. Contracts with these customers are entered into on a formal or informal basis, depending on the geographic market. When used, formal contracts are subject to renegotiation and renewal or termination on a periodic basis. We have one customer that is a leading property and casualty insurer in the United Kingdom, which represented 15.9% of our consolidated revenue in 2006. Revenue from claims services rendered to related companies in 2006 was approximately $12.8 million or 3% of 2006 revenue.

Our claims adjusting revenue is derived from the billing of time of our professional employees at specified hourly rates, in the case of most commercial insurance claims, or by the billing of a flat fee per claim, in the case of most personal insurance claims. Our other services are billed at either specified hourly rates, plus expenses, or on a flat fee basis depending on the nature and complexity of the services being provided.

Principal Operating Subsidiaries

Our services are offered through five principal operating subsidiaries:

Cunningham Lindsey Canada Limited

CL Canada is a national independent insurance loss adjusting and claims management company, which serves both self-insureds and personal lines and commercial insurance underwriters. In 2006, CL Canada experienced continued growth of its Transportation Fleet Services Division as well as its Commercial Risk Division, both servicing the more complex niche market requirements. CL Canada also offers ENVIRONMENTAL SOLUTIONS® Remediation Services ("ESRS"), a full service team which responds to events impacting air, land and water resources, including mould remediation, petroleum remediation, emergency spill response, chemical remediation, habitat restoration, fisheries management and loss prevention. CL Canada operates a call centre in Hamilton, Ontario that provides its North American clients with after hours emergency claims response in Canada and catastrophe response and workers' compensation injury intake in the United States. CL Canada continues to expand its offering of pre- and post-construction surveys for municipal infrastructure development projects.

CL Canada accounted for $53.3 million, or approximately 12.7%, of our consolidated revenue in 2006. CL Canada is one of four major providers in the Canadian claims adjusting industry. CL Canada's main competition in Canada is from large adjusting firms such as Crawford & Company, CGI Adjusters and McLarens Brouer.

Cunningham Lindsey U.S. Inc.

CLUS' core service offering is traditional loss adjusting. For the past two years since exiting the U.S. TPA Business, CLUS has been pursuing growth strategies in its loss adjusting business by expanding its share of the U.S. independent claims adjusting market, including domestic property loss adjusting and servicing excess and surplus liability policies written out of the London insurance market. CLUS is focusing on the development of its Transportation Fleet Services and Marine business, which currently provide a service platform for the domestic trucking, global marine and transportation related industries. In addition, CLUS has recently entered into contracts with several large insurers as new clients for specific insurance product lines.

CLUS, including Vale National Training Center, had revenue of $61 million in 2006, representing approximately 14.5% of our consolidated revenue. CLUS competes with a number of larger national and international claims adjusting firms, such as Crawford & Company and GAB Robins, as well as smaller, regional based claims adjusting firms.

Cunningham Lindsey United Kingdom

CL United Kingdom's service offerings include:

- Claims Management Services, which consists of all of CL United Kingdom's centralized back office claims management activity and which is the basis for all of its claims management outsource proposals, investigation services and liability services;

- Loss Adjusting Services, which provides all of CL United Kingdom's traditional loss adjusting services through a regional based office network dealing with a full range of property losses from desktop to major loss; and

- Project Management Services, which is a specialist engineering and surveying service primarily dealing with subsidence claims through a national network of customer service centres.

CL United Kingdom also operates and is the sole owner of Property Solutions Ltd., a builder repair network undertaking domestic property repairs for UK property insurers.

In 2005, CL United Kingdom entered into a joint venture, trading as Corpore, providing injury and rehabilitation management services. CL United Kingdom also introduced other new service offerings including: Conversation Management and Internet claim notification and tracking capability.

In 2006, CL United Kingdom, together with Claims International Limited, which handles travel insurance claims for the UK travel insurance market, accounted for $197.1 million, or approximately 46.8% of our consolidated revenue. CL United Kingdom competes principally against large claims adjusting companies such as Crawford & Company, GAB Robins and Capita Insurance Services in the United Kingdom and insurers' own claims management resources. We believe that in 2006, CL United Kingdom was the market leader in the United Kingdom loss adjusting and claims management market based on total revenue.

Cunningham Lindsey Europe B.V.

Through CL Europe, we believe that we have the largest presence in continental Europe of any worldwide claims adjusting company. CL Europe's largest operations are in the Netherlands, France, Belgium and Sweden. Additional offices are located in another 11 countries in Europe. CL Europe's core business is loss adjusting, providing focused claims service across a range of specialist disciplines to insurers, brokers, self-insureds and reinsurers. CL Europe has expertise in handling major losses, which occur throughout Europe, particularly where complex technical issues predominate. CL Europe also offers services such as valuations, risk management services, claim fund management and third party administration.

As a result of the acquisition in 2006 of Barlow CCS, a Spanish claims adjusting company, further expansion in Spain is expected in 2007. CL Europe also expects to expand in Eastern Europe where it is present in five countries, such as Russia and Poland.

In 2006, CL Europe accounted for $58.6 million, or approximately 13.9% of our consolidated revenue. We believe that CL Europe is the largest international adjusting organization on the European continent, with strong relations within the national markets as well. CL Europe's competition is from its international counterparts and smaller, local adjusters.

Cunningham Lindsey International Limited

CL International provides specialty claims adjusting, with a focus on construction, power generation, oil and gas, petro-chemical and other heavy industrial processes. CL International operates in 57 offices, including offices in the Far East, Latin America, the Middle East and the United States, with each office reflecting local market opportunities but with common areas of strength through CL International's recognized specialties. The majority of CL International's customers are multinational insurance and reinsurance companies participating in the London insurance market. In 2004, CL International undertook a significant expansion of its office network in India and now has 21 offices throughout the country. CL International also launched a new Audit and Review Division, handling reinsurance claims reviews and cover-holder audits for Lloyd's of London underwriters.

On April 1, 2005, CL International acquired the net assets of Axis, U.S.A., a high-end speciality adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. The acquired entity operates as Cunningham Lindsey AXIS and has expanded to five offices in North America.

CL International represented $51 million, or approximately 12.1% of our consolidated revenue for 2006. CL International's main competition comes from Crawford & Company, McLarens Young International and from specialty firms such as Axis International focusing on the London insurance market, as well as some emerging national companies in various countries.

Professionals

As at December 31, 2006, our global network consisted of approximately 4,000 professionals, including our staff of licensed claims adjusters or accredited appraisers. Claims adjusters are subject to various licensing requirements relating to insurance adjusting in the jurisdictions in which they operate. A licence is granted only after the successful completion of a specified level of education, training and industry experience. We encourage employees to take additional training courses and we reimburse them for the cost of tuition. Through Vale National Training Center, we provide educational support for our employees in North America as well as training facilities for the claims adjusting industry.

Our professional claims adjusters have expertise in handling claims for different types of loss and specialize in the investigation and evaluation of insurance claims and the minimization of loss. We also employ engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields with whom we have developed close working relationships and who provide additional services required in the adjustment of claims.

Office Locations and Facilities

Our head office operations are carried out in Toronto, Ontario. CL Canada's head office is located in Mississauga, Ontario, CLUS' head office is located in Dallas, Texas, CL United Kingdom's head office is located in Reading, UK, CL Europe's head office is located in Amsterdam, Netherlands and CL International's head office is located in London, England. We have 357 locations throughout Canada, the United States, continental Europe, the Far East, Latin America and the Middle East.

The distribution of locations and professionals by operating segment as at December 31, 2006 is summarized in the table below:

Region	Number of Locations	Number of Professionals
Canada	84	439
United States	140	422
United Kingdom	26	2004
International	57	585
Europe	50	521
Total	357	3,971

Our locations are consolidated into regional profit centers. We have a manager at each profit center who is responsible for the performance of the profit center.

Intellectual Property

We protect our operating brands and trade names, including "Cunningham Lindsey", as and to the extent appropriate under the laws of the principal jurisdictions in which we conduct business.

Government Regulation

Our operating subsidiaries and our adjusters are subject to various licensing requirements relating to insurance adjusting in the jurisdictions in which they operate. We believe that we and our employees are licensed where such licenses are required.

Risk Factors

An investment in our securities involves risk. You should carefully consider the following risk factors, as well as the other information contained in this AIF and our other publicly disclosed materials, before deciding whether to invest in our securities. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

We have substantial debt.

At December 31, 2006, we had net debt (defined as total long-term debt, bank indebtedness and other loans less cash) of $198.4 million. Our substantial debt may have important consequences. For instance, it could:

- make it more difficult for us to satisfy our financial obligations;

- require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- place us at a competitive disadvantage compared to some of our competitors that have greater financial resources; and
- limit our ability to obtain additional financing required to fund working capital and for other general corporate purposes.

In connection with the Renewed Facility discussed under "General Development of our Business – Recent Financings", Fairfax has agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the Renewed Facility (including any extension), but only to the extent that money is not otherwise readily available to meet such liabilities and obligations. If Fairfax is unable to fulfil its commitment to provide financing or is unwilling to provide further financial support after its current support expires, it could have a material adverse effect on our business and financial condition.

Our ability to meet our debt service requirements depends on our future performance that, in turn, will be subject to general economic conditions and to financial, business, competitive and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring indebtedness, selling material assets or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be completed on a timely basis or on satisfactory terms or that these actions would enable us to continue to satisfy our capital requirements.

There can be no assurance that, in view of our current financial condition, our customers will continue to use our services and the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations.

Our Renewed Facility will expire no later than March 31, 2008 and our outstanding $125.0 million principal amount of senior debentures mature on June 16, 2008. We cannot predict whether future financing will be available, what the terms of such additional financing would be or whether existing debt agreements would allow additional financing at that time. If we cannot obtain additional financing when needed or on satisfactory terms, it will have a material adverse effect on our business, financial condition and results of operations.

Stable weather conditions could have a material adverse effect on our business, financial condition and results of operations.

The volume of property claim assignments referred to us (and therefore our revenue) fluctuate according to the frequency of weather-related events. A reduction of claims referred to us due to stable weather conditions could have a material adverse effect on our business, financial condition and results of operations.

General insurance market conditions could have a material adverse effect on our business, financial condition and results of operations.

Claims-related activity is a function of the property and casualty insurance cycle with claims activity rising in "soft" markets and falling in "hard" markets. These cycles require us to quickly adjust expenses in order to maintain profitability. If we are unable to adjust to this cycle in a timely manner, it could have a material adverse effect on our business, financial condition and results of operation.

Consolidation in the insurance industry could reduce our potential customers if claims adjusting activities are brought in-house.

We depend on insurance companies for a significant amount of our revenue and a degree of diversity in our customer base. The majority of property and casualty insurance companies maintain their own staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. These companies may expand their ability to handle these claims internally and may look to replace specialized adjusting services with non-specialized substitute services. Such an expansion or replacement could reduce their need for claims adjusters and have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by foreign currency fluctuations.

We carry on a substantial portion of our business in the United Kingdom, the United States, Europe, Latin America and Asia and are exposed to foreign exchange fluctuations from our net investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars. In addition, our debt is denominated and serviced in Canadian dollars, although a significant portion of our revenue and profits are from non-Canadian dollar sources. This may result in increased volatility in earnings.

From time to time, we review our foreign currency exposure related to our investments in foreign operations to evaluate the need to hedge such exposure. Any foreign currency contracts we may enter into to hedge foreign currency exposure are marked to market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of self sustaining subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could adversely affect our operating results.

The loss of key personnel could adversely affect the quality and profitability of our business.

As part of our decentralized operating strategy, we depend on strong, experienced senior management at each of our principal subsidiaries, including our chief executive officer and the chief executive officers of each of our principal subsidiaries. Our success depends on our ability to retain the services of our existing key senior management personnel and to attract and retain additional qualified key personnel. The loss of the services of key senior management, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business.

We operate in a highly competitive environment.

Domestic and international claims services markets are highly competitive. There can be no assurance that we will be able to continue to compete against other large claims adjusting companies, some of which are larger than us in terms of annual revenue and total assets and are financially stronger. There can also be no assurance that we will be able to match pricing of smaller local or regional adjusting companies or offer services that compete with entities providing substitute services. A decrease in the number of claims handled or fees charged due to competition with other claims adjusting companies or service providers could have a material adverse effect on our business, financial condition and results of operations.

The loss of a key customer could have a material adverse effect on our business, financial condition and results of operations.

Our United Kingdom operation has one client that accounted for 15.9% of our consolidated revenue from continuing operations in 2006. There can be no assurance that this customer, or any of our other customers, will continue to use our services and the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to various government regulations.

We are subject to the laws and regulations of the jurisdictions in which we carry on business and to government initiatives in those jurisdictions. There is no assurance that regulation applying to us will not change in a manner adverse to our business. Changes in legislation relating to the insurance industry as a whole may also impact the demand for our services if such changes result in a reduction in the number of insurance claims or a change in the way insurance companies process claims. There can be no assurance that changes to laws and regulations governing the insurance industry will not have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings or lack of insurance coverage for legal claims could have a material adverse impact on our business, financial condition, liquidity or results of operations.

From time to time in the normal course of our business, we are involved in litigation or other legal proceedings relating to claims arising out of our operations. The results of these matters cannot be predicted with certainty. We may determine that it is necessary or desirable to settle one or more of these claims on terms that are adverse to us or one or more of these matters may be determined adversely to our interests and a substantial judgment may be awarded against us. Such lawsuits or damage claims, if they were to occur, or the unsuccessful recovery of related insurance coverage, could have a material adverse impact on our business, financial condition and results of operations.

We are a holding company and we may not have access to the cash that is needed to meet our financial obligations.

As a holding company, our ability to meet our financial obligations is dependent primarily upon intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to limitations, including contractual restrictions, the earnings of those subsidiaries and various business and other considerations.

We may be unable to collect accounts receivable.

Over the past several years, certain insurance companies have experienced investment and underwriting losses that have reduced the financial strength of these companies and in some cases have led to their insolvency. As a result, we closely monitor accounts receivable and claims in process. There can be no assurance that one or more of our key customers will not experience financial distress that could have a material adverse effect on our business, financial condition and results of operations.

Actual results could differ materially from critical accounting estimates.

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. We make significant assumptions in our determination of a number of assets and liabilities including, claims in process, goodwill, deferred revenue and future tax assets. Actual results could differ materially from our estimates.

Our controlling shareholder may substantially influence our direction and operations.

Fairfax directly or indirectly owns approximately 78.9% of our outstanding subordinate voting shares and all of our multiple voting shares through which it has the power to elect our board of directors. Fairfax therefore has the power to direct our policies, including any decision to merge or sell Cunningham Lindsey.

In addition, Fairfax has provided us, and will continue to provide us, with certain services. As disclosed under "Directors and Officers", certain of our directors are also directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its subsidiaries, and any such conflict may not be resolved in a manner that favours Cunningham Lindsey.

We believe Fairfax intends to retain control of Cunningham Lindsey and we cannot reasonably foresee any circumstances under which it would dispose of its holding of our multiple voting shares or subordinate voting shares to cause it not to retain such control. In order to retain control, Fairfax may decide not to enter into a transaction in which our shareholders would receive consideration for their subordinate voting shares that is much higher than the cost of their investment in the subordinate voting shares or the then market price of the subordinate voting shares. We do not have any control over any decision that Fairfax may make in the future regarding its continued ownership of our multiple voting shares or subordinate voting shares.

Our outstanding debt may discourage a change of control.

We or a third party must also make an offer to purchase all of our outstanding $125.0 million principal amount of debentures if there is a change of control (as defined in our debentures). We may also be required to repay our term facility upon a change of control. This could discourage a third party from making an attempt to acquire our outstanding multiple voting shares and subordinate voting shares, even if such an attempt would be beneficial to shareholders.

DESCRIPTION OF SHARE CAPITAL

Authorized and Issued Share Capital

Our authorized share capital consists of 2,172,829 multiple voting shares, an unlimited number of subordinate voting shares, and an unlimited number of preferred shares. At the date of this AIF, 2,172,829 multiple voting shares and 19,919,968 subordinate voting shares were outstanding. No preference shares are currently outstanding.

The following is a summary of the principal attributes of our share capital.

Preferred Shares

Preferred shares may be issued at any time and from time to time in one or more series, each series comprising the number of shares, and having the designation, rights, privileges, restrictions and conditions, which our board of directors determines by resolution. The preferred shares rank prior to the multiple voting shares and subordinate voting shares with respect to the payment of dividends and distributions in the event of the our liquidation, dissolution or winding up. Except as required by law, holders of our preferred shares as a class are not entitled to receive notice of, to attend or to vote at any meeting of our shareholders.

Multiple Voting Shares and Subordinate Voting Shares

Voting Rights

Holders of multiple voting shares and subordinate voting shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Multiple voting shares carry ten votes per share, except as set forth below, and subordinate voting shares carry one vote per share.

The number of votes attached to our multiple voting shares will automatically and permanently be reduced to one vote per share if:

(i) the number of multiple voting shares held by Fairfax (together with its 75% owned subsidiaries) falls below 1,448,533 shares (the "Qualifying Shareholding") (being two-thirds of such shares owned by Fairfax in May, 1987) unless the same occurs by virtue of a sale of shares to one or more purchasers who make an equivalent unconditional offer to purchase all outstanding subordinate voting shares;

(ii) the number of multiple voting shares held by purchasers referred to in (i) above (together with its 75% owned subsidiaries) falls below the Qualifying Shareholding; or

(iii) at a time when Fairfax (together with its 75% owned subsidiaries) holds the Qualifying Shareholding, the shares in the capital of Fairfax carrying multiple voting rights permanently lose such multiple voting rights or control of Fairfax changes.

A change of control of a purchaser referred to in (i) above will disqualify that shareholder's holding of our shares for the purposes of the calculations contained in (ii) above. Except in connection with a sale to a purchaser who makes an offer to purchase subordinate voting shares as contemplated by (i) above, Fairfax has agreed that it will not sell multiple voting shares (otherwise than to its 75% owned subsidiaries); rather, if it desires to sell any multiple voting shares, other than to such a purchaser or to its 75% owned subsidiaries, it would first convert any such shares which it wished to sell into subordinate voting shares. Fairfax has further agreed that if the number of votes attached to our multiple voting shares is permanently reduced to one vote per share, it will convert all of its multiple voting shares into subordinate voting shares.

The number of votes attached to our multiple voting shares will automatically but temporarily be reduced to one vote per share for the purposes of any shareholders' meeting if, during the three months ending ten days prior to notice of such shareholders' meeting being sent, the weighted average trading price per share in the principal trading market of our subordinate voting shares for any period of 30 consecutive trading days is less than $3.86 per share (the "Minimum Market Price"), as adjusted in certain circumstances, including as a result of the rights offering completed on August 30, 2005.

Restrictions on Creation of Additional Voting Shares

We are not permitted to create any class of shares, or any series of preferred shares, carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorized multiple voting shares (except where the increase results solely from the subdivision of multiple voting shares in circumstances where the subordinate voting shares are similarly subdivided) without the prior approval of not less than two thirds of the votes cast by the holders of our subordinate voting shares at a meeting of the holders of such shares.

Conversion Rights

Our multiple voting shares are convertible on a one-for-one basis into subordinate voting shares at any time at the option of the holder. Upon the conversion of any multiple voting shares into subordinate voting shares, the authorized number of multiple voting shares shall be decreased by the number of converted multiple voting shares.

Dividends

Holders of our multiple voting shares and subordinate voting shares are entitled, share for share, to participate equally on a pro rata basis, without preference or distinction, in such dividends as may be declared by our board of directors out of funds legally available therefor, subject to the preferential dividend rights of any preferred shares.

Rights on Dissolution

In the event of our liquidation, dissolution or winding up, the holders of our multiple voting shares and subordinate voting shares will be entitled, share for share, to participate equally on a pro rata basis, without preference or distinction, in all of our assets remaining after payment of all of our liabilities, subject to the preferential rights of the preferred shares.

Modifications

Modifications to the provisions attaching to the multiple voting shares as a class, or to the subordinate voting shares as a class, require the separate affirmative vote of two thirds of the votes cast at meetings of the holders of the shares of each class.

No subdivision or consolidation of the multiple voting shares or the subordinate voting shares may take place unless the shares of both classes are concurrently subdivided or consolidated in the same manner and proportion.

No rights to acquire our shares or our other securities or property will be issued to holders of multiple voting shares or subordinate voting shares unless the same rights are concurrently issued to holders of the shares of both classes.

MARKET FOR SECURITIES

Our subordinate voting shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LIN". Prior to April 13, 2006, our subordinate voting shares traded on the TSX under the symbol "LM.SV". The following table sets out the high and low closing prices and aggregate trading volume of our subordinate voting shares on the TSX for the periods indicated:

Calendar Period	Price Per Share		Share Trading Volume
	High	Low	
2006			
January	$3.45	$3.26	4,800
February	$3.60	$3.26	6,500
March	$3.70	$3.26	14,994
April	$3.70	$3.45	22,600
May	$3.70	$3.45	9,301
June	$3.50	$3.45	6,360
July	$3.45	$3.45	1,000
August	$3.50	$3.00	2,250
September	$3.00	$3.00	2,250
October	$2.73	$2.73	2,560
November	$2.62	$2.25	16,560
December	$2.76	$2.20	25,500

Our multiple voting shares are not listed or quoted on any marketplace. We did not sell any of our multiple voting shares during our most recently completed financial year.

RATINGS

Standard & Poor's Rating Services ("S&P) has issued an organization credit rating of B/Stable and has an issued a B rating for our $125,000,000 7% unsecured Series "B" debentures due June 16, 2008. According to S&P, issue credit ratings are based in varying degrees on (i) the likelihood of payment, that is, the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation, (ii) the nature of and provisions of the obligation, and (iii) the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated 'B' is more vulnerable to non-payment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. S&P cites as our strengths: (i) that we are a global independent claims service organization capable of providing our customers with a comprehensive level of support in the administration and handling of claims; and (ii) the history of financial support from Fairfax. S&P cites as our weaknesses that: (i) profitability is currently highly dependent upon weather-related claims activity; (ii) an aggressive use of financial leverage; and (iii) earnings and free cash flow have been volatile in recent years.

Our senior unsecured Series "B" debentures are rated B (low) by Dominion Bond Rating Service Limited ("DBRS"). DBRS has placed its rating under review with negative implications. According to DBRS, its long-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfil its full obligations in a timely manner, with respect to both interest and principal commitments and every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

The B rating is the sixth of ten rating categories published by DBRS. Each rating category, other than the highest and lowest, is denoted by the subcategories "high" and "low". Under DBRS' ratings system, long-term debt rated B is considered highly speculative and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity. DBRS cites as our strengths: (i) our diversification by geography and business unit; (ii) increased focus on profitability including cost savings and non-loss related product development; and (iii) sponsorship of Fairfax. DBRS cites as our challenges: (i) excessive debt levels; (ii) inherent earnings volatility; (iii) negative industry trends; and (iv) the need to develop niche strategies.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the applicable rating organization.

DIVIDENDS

Under the terms of our Renewed Facility, we have agreed not to pay any dividends or make certain other corporate distributions so long as amounts are outstanding under such facility without the lender's prior consent.

Our Board of Directors regularly reviews our ability to pay dividends. The Board has not declared any dividends in the past three financial years and has no current intention to do so.

DIRECTORS AND OFFICERS

General

The following is a list of our directors and executive officers as at March 9, 2006. Each director holds office for one year or until a successor is elected or appointed. Executive officers serve at the pleasure of the Board.

Name, Residence, Office with Company and Fairfax	Principal Occupation	Date First Elected
Non-Management Directors		
James F. Dowd New Canaan, Connecticut, U.S.A. Director of the Company and Chair of the Board	President and Chief Executive Officer, Fairfax Inc. and Chairman and Chief Executive Officer, Fairfax Asia Limited (insurance holding companies)	2001
Anthony F. Griffiths (1) (2) (3) (4) Toronto, Ontario, Canada Director of the Company Director of Fairfax	Corporate Director and Independent Consultant	1989
Michael R. F. Langdon (3) London, England Director of the Company	Chairman, Rutland Partners LLP (private equity fund)	1999
Paul L. Murray (2) (4) Toronto, Ontario, Canada Director of the Company	President, Pinesmoke Investments Ltd. (private investment company)	2005
Eric P. Salsberg (5) Toronto, Ontario, Canada Director of the Company Vice President, Corporate Affairs of Fairfax	Vice President, Corporate Affairs of Fairfax	2002
Christopher H. Sporborg (3) (4) Hertfordshire, England Director of the Company	Chairman, Countrywide plc (financial services and estate agency) Chairman, Chesnara plc. (closed life assurance company)	1999
V. Prem Watsa Toronto, Ontario, Canada Director of the Company Chairman and Chief Executive Officer of Fairfax	Chairman and Chief Executive Officer, Fairfax	1987
Robert S. Weiss(2) Toronto, Ontario, Canada Director of the Company	Corporate Director	2006

Executive Officers and Management Director	Principal Occupation	Start Date
Jan Christiansen Barrington, Illinois, U.S.A. Director, President and Chief Executive Officer of the Company	President and Chief Executive Officer of the Company	2004
Peter K. Fritze Toronto, Ontario, Canada Senior Vice President, Corporate Affairs of the Company	Senior Vice President, Corporate Affairs of the Company	2000
Stephen Cottrell Crystal Lake, Illinois, U.S.A. Vice President and Chief Financial Officer of the Company	Vice President and Chief Financial Officer of the Company	2005

(1) Mr. Griffiths was previously a director of Brazilian Resources Inc., which was subject to an insider cease trade order issued by the Ontario Securities Commission in June 2001 due to the late filing of financial statements. All required documents were filed by Brazilian Resources Inc. in July 2001 and the cease trade order was rescinded. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies' Creditors Arrangement Act (Canada). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.
(2) Denotes member of the Audit Committee.
(3) Denotes member of the Corporate Governance and Nominating Committee.
(4) Denotes member of the Compensation Committee.
(5) Mr. Salsberg previously was a director of the Company from 1987 to December 2001.

All of our directors and executive officers have held the above positions for the past five years other than: Jan Christiansen, who from November 2002 to July 2004 was an independent consultant and prior thereto was Executive Vice President and Chief Financial Officer of USF Worldwide, Inc. (a freight forwarding company); Stephen Cottrell who from June, 2002 to September 2005 was Director of Corporate Expense Management and Budgeting at AON Insurance and prior thereto held a number of senior accounting and operational positions with Sears Roebuck & Co. (a diversified retail merchandising company); and Christopher H. Sporborg, who became Chairman of Chesnara plc in May 2004.

Information regarding nominees for election as director of the Company at our annual meeting of shareholders on April 12, 2007 and committee appointments is provided in the management proxy circular dated March 6, 2007 for the meeting.

Shareholdings Of Directors And Executive Officers

Our directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 110,156, or less than 1% of our subordinate voting shares and none of our multiple voting shares. Fairfax beneficially owns 15,713,741, or 78.9% of our subordinate voting shares and all of our multiple voting shares. Mr. Prem Watsa, a director of the Company, owns directly or indirectly 48.6% of the total votes attaches to all classes of shares of Fairfax.

AUDIT COMMITTEE

Our Audit Committee is composed of three directors, Robert S. Weiss (Chair), Anthony F. Griffiths and Paul L. Murray. Each of the Audit Committee members is an independent director who meets the additional independence criteria that apply to Audit Committee members under Canadian securities laws. In accordance with applicable securities laws, each of the members of the Audit Committee is "financially literate" and has the ability to perform his responsibilities as an Audit Committee member. The relevant education and/or experience of the Audit Committee members is summarized below:

- Robert S. Weiss (Chair) FCA — Mr. Weiss is a chartered accountant who was Managing Partner-Ontario for Arthur Andersen & Co., Canada, a major accounting firm, from 1995 until his retirement in 2000. From 1974 to 1995, he held various positions with Arthur Andersen. Mr. Weiss is currently a director of, and the audit committee chair for, Gennum Corporation, Gluskin Sheff + Associates Inc. and Northbridge Financial Corporation.

- Mr. Griffiths — Mr. Griffiths has extensive experience as an audit committee and board member of a number of public companies as outlined under "Business of the Meeting – Election of Directors". Mr. Griffiths has fifty years' experience in operating a wide variety of manufacturing and service companies and has served as chief operating officer and chief executive officer of a number of public companies, where he supervised functional management including chief financial officers.

- Mr. Murray — Mr. Murray is a chartered accountant and has been the President of Pinesmoke Investments, a private investment company, since before 2000. Previously, Mr. Murray served as Chief Financial Officer and Chief Executive Officer of Donlee Manufacturing Industries (an auto parts manufacturer) and Vice President and Treasurer of Redpath Industries (a sugar refiner). Mr. Murray is currently a director of, and the audit committee chair for Fairfax Financial Holdings Limited.

The Board of Directors has adopted a formal charter, which outlines the responsibilities of the Audit Committee. The text of our Audit Committee Charter is available at Appendix A of this AIF and on our website at www.cunninghamlindsey.com.

Our Audit Committee has adopted policies and procedures (the "Policies") for the pre-approval of services performed for our subsidiaries and us by our external auditors, the objective of which is to support the independence of our external auditors. The Policies require the Audit Committee to pre-approve the following: audit services and audit-related, tax and other non-audit services provided by our external auditors. The Policies also enumerate pre-approved services including specific audit, audit-related, tax and other non-audit services that are consistent with the independence requirements of Canadian independence standards for auditors and applicable legal requirements.

The Audit Committee reviews the Policies on at least an annual basis. The Chair of the Audit Committee may grant ad hoc approvals for any non-audit related services on behalf of the Committee, provided that any approvals are reported to the full Committee at its next scheduled meeting. The Policies do not delegate any of the Audit Committee's responsibilities to management.

External Auditor Service Fees

The following chart summarizes fees paid to our external auditors for services they have rendered to us in the two most recently completed financial years.

For fiscal years ($millions)	2006	2005
Audit fees	1.3	1.8
Audit-related fees	—	0.1
Tax fees	0.1	—
All other fees	—	—
Total	**1.4**	**1.9**

Audit fees generally relate to audit services associated with periodic reports, offering documents and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings. Audit-related fees are for accounting consultations and other services related to our financial statements, but not considered part of the audit. Tax fees are for tax services outside of the audit scope comprised of consultations for transfer pricing and other international tax matters, capital tax and assistance with the preparation of corporate tax returns. All other fees are for other non-audit services including consultations related to the design and implementation of internal accounting controls.

LEGAL PROCEEDINGS

In the normal course of business, we may become involved in various claims and legal proceedings. We are not currently aware of any pending or threatened material litigation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario. They have prepared an independent auditors' report dated February 22, 2007 in respect of our consolidated financial statements with accompanying notes as at and for the year ended December 31, 2006 and 2005. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The transfer agent and registrar for our subordinate voting shares in Canada is CIBC Mellon Trust Company, at its principal office in Toronto.

MATERIAL CONTRACTS

Except as described below, we have not entered into any material contracts during 2006 or from January 1, 2002 to December 31, 2005 that are still in effect, other than contracts entered into in the ordinary course of our business.

1. The sale agreement dated March 8, 2004 between CLUS, the Company and Broadspire Services, Inc. relating to the sale of the U.S. TPA Business described under "General Development of Our Business - RSKCo Acquisition and Sale of U.S. TPA Business".

2. The loan agreement dated July 8, 2004 between Trilon Bancorp Inc., CL Canada, the Company and certain of our subsidiaries for the term facility, as amended by the amending agreement dated as of March 31, 2006 for the renewal of term facility, all as described under "General Development of Our Business – Recent Financings".

3. The letter of support dated March 27, 2006 from Fairfax described under "General Development of Our Business – Recent Financings" and "Interest of Management and Others in Material Transactions".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or principal shareholders, nor any of their associates or affiliates has had any direct or indirect material interest in any transaction since January 1, 2004 that has materially affected or will materially affect the Company, except as disclosed below or elsewhere in this AIF.

In February 2004, Fairfax committed to provide financing as necessary to us until January 2005 in order to allow us to meet our liabilities as and when they fall due, but only to the extent that money was not otherwise available to us to meet such liabilities. In July 2004, Fairfax committed to provide financing as necessary to us until at least March 31, 2006 in order to allow us to meet our liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to us to meet such liabilities and obligations. In connection with our Renewed Facility, Fairfax has agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the Renewed Facility (including any extension), but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations. See "General Development of the Business – Recent Financings".

On March 31, 2004 and July 12, 2004 we fully repaid borrowings from Fairfax of $59.7 million and $10.8 million, respectively, at those times. On May 31, 2006 and on June 15, 2006, we borrowed $2.0 million (total $4.0 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loans until our $72.8 million facility is repaid. Interest expensed and paid on borrowings from Fairfax during 2006, 2005, 2004 was $0.2 million, $nil and $0.6 million, respectively.

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During each of 2006, 2005 and 2004, we paid $0.3 million to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax has agreed to reimburse us for $4.6 million of the costs related to the disposal of the U.S. TPA Business. As at December 31, 2006, $7.4 million is included within other accounts receivable in respect of our estimate of amounts recoverable from Fairfax for reimbursement of costs. In February 2007, Fairfax paid approximately $5.7 million to us in respect of costs related to the United States TPA Business and our corresponding accounts receivable was reduced to $1.7 million.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows them to include our United Kingdom subsidiaries in their group tax return filings in the United Kingdom. In 2006, 2005 and 2004 we made tax instalment payments totalling $1.9 million, $4.1 million and $3.3 million, respectively to Fairfax. We paid further tax instalments of $3.1 million to Fairfax in January 2007, $2.5 million related to 2006 and $0.6 million related to 2005. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2006, 2005 and 2004 was $12.8 million, $7.9 million and $6.4 million, respectively. Amounts charged in the normal course of business to companies under Fairfax's control for information and technology services provided in 2006, 2005 and 2004 were $nil, $0.3 million and $0.6 million, respectively. Amounts charged in the normal course of business to companies under Fairfax's control for rent in 2006, 2005 and 2004 were $0.2 million, $0.2 million and $0.3 million, respectively.

Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control in 2006, 2005 and 2004 were $0.6 million, $0.7 million and $1.3 million, respectively. Costs incurred for taxation services provided in the normal course of business by companies under Fairfax's control in 2006, 2005 and 2004 were $0.1 million, $0.1 million and $nil, respectively. Costs incurred for file storage and destruction services provided in the normal course of business by companies under Fairfax's control in 2006, 2005 and 2004 were $0.1 million, $nil and $nil, respectively.

In 2006, 2005 and 2004, we paid $nil, $1.2 million and $1.6 million, respectively, to Fairfax for participation in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage. At December 31, 2006, we owed Fairfax $1.3 million in respect of our participation this insurance program.

ADDITIONAL INFORMATION

Additional information about us is available on our web site at www.cunninghamlindsey.com and on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com. Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in our management proxy circular dated March 6, 2007. Additional financial information is provided in our consolidated comparative financial statements for the years ended December 31, 2006 and 2005 and management's discussion and analysis, which form part of our 2006 Annual Report.

Copies of this AIF as well as copies of our management proxy circular dated March 6, 2007 and our 2006 Annual Report may be obtained upon request from our Corporate Secretary at 70 University Avenue, Suite 1000, Toronto, Ontario, M5J 2M4.

APPENDIX A

AUDIT COMMITTEE CHARTER

CUNNINGHAM LINDSEY GROUP INC.

Audit Committee Charter

(Revised November 2006)

TABLE OF CONTENTS

CUNNINGHAM LINDSEY GROUP INC. (the "Corporation")

AUDIT COMMITTEE CHARTER

1. PURPOSE

The Corporation's Board of Directors (the "Board") has established the Audit Committee to assist the Board in fulfilling its oversight responsibilities in relation to:

- the integrity of the Corporation's financial statements and information provided to shareholders and others;
- the Corporation's compliance with legal and regulatory requirements;
- the qualifications and independence of the Corporation's external auditor;
- the design, implementation and evaluation of internal controls and disclosure controls;
- the performance of the Corporation's internal audit function and external auditor; and
- any additional matters delegated to the Audit Committee by the Board.

2. MEMBERS

Composition

The Board must appoint a minimum of three and a maximum of five directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Corporate Governance and Nominating Committee on an annual basis. At least twenty-five percent of the members of the Audit Committee must be residents of Canada (so long as this is required under applicable law).

Qualifications

All of the members of the Audit Committee must (a) meet the qualifications to act as a director of the Corporation, (b) meet the independence requirements, and (c) be financially literate, in each case in accordance with applicable laws and the binding rules and regulations of any stock exchange regulations on which the securities of the Corporation are listed, except as otherwise provided for therein.

Financially literate means the ability to read and understand a set of financial statements (including the Corporation's financial statements) and the accounting principles, internal controls and procedures for financial reporting applied with respect to such statements, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Members of the Audit Committee (i) may not accept any consulting, advisory, or other compensatory fee from the Corporation, any of its subsidiaries or the parent of the Corporation exceeding $75,000 annually, other than director and committee fees, directors' compensation through equity-based compensation plans and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (ii) may not be an affiliated entity (within the meaning of applicable law or regulations) of the Corporation or any of its subsidiaries.

Removal or Resignation

Any member of the Audit Committee may be removed and replaced at any time by the Board. A member will automatically cease to be a member of the Audit Committee as soon as the member ceases to meet the qualifications set forth above. Members have a duty to immediately notify the Chair of the Board if he or she ceases to meet the qualifications set forth above for any reason.

Vacancies

The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

3. STRUCTURE AND OPERATION

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

The Audit Committee shall meet as frequently as is necessary, but not less than four times a year. A quorum at any meeting of the Audit Committee shall be two members and meetings must be constituted so that resident Canadian requirements of the *Canada Business Corporations Act* are met. The affirmative vote of a majority of the members of the Audit Committee participating in any meeting of the Audit Committee is necessary for the adoption of any resolution of the Audit Committee. In the event of a tie, the Chair of the Audit Committee will have the deciding vote.

The Audit Committee Chair, in consultation with the Chair of the Board, shall set the agenda for each meeting of the Audit Committee. The agenda for each meeting will afford an opportunity for the members to meet separately, without management.

4. DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board.

(a) Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will directly oversee and be responsible for the Corporation's relationship with each auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation. Specifically, the Audit Committee will:

- select, evaluate and recommend to the Board the auditor to be proposed for appointment or reappointment, as the case may be, by the Corporation's shareholders;
- review and approve the auditor's engagement letter;
- after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor's quality controls are adequate and the auditor's provision of any permitted non-audit services is compatible with maintaining its independence;
- resolve any disagreements between management and the auditor regarding financial reporting;
- at least annually, discuss with the independent auditor its internal independence and quality control procedures and any material issues raised by the most recent peer review;
- review and make recommendations to the Board regarding the auditor's fee and the terms of the auditor's engagement. In reviewing the auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support to be provided to the auditor by the Corporation; and
- where appropriate, terminate the auditor.

(b) Confirmation of the Auditor's Independence

At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

- obtain from the auditor a formal, written statement describing all relationships between the auditor and the Corporation and its affiliates to ensure that the external auditor maintains an appropriate independent relationship with the Corporation;
- discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence;

- obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and
- confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team.

(c) Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the Corporation's auditors or the auditors of any of the Corporation's subsidiaries, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. The Audit Committee will establish a written policy for the pre-approval of all non-audit services to be provided to the Corporation and its subsidiaries by the auditor and will review the policy on an annual basis. In addition, the Audit Committee may delegate to one or more of its members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

(d) Communications with the Auditor

The Audit Committee has the authority to communicate directly with and receive reports from the auditor without management present and will meet privately with the auditor periodically and as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, such as:

- planning and staffing of the audit;
- any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;
- whether or not the auditor is satisfied with the quality and effectiveness of financial reporting procedures and systems;
- the extent to which the auditor is satisfied with the nature and scope of its examination;
- whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation, including any restrictions imposed by management or significant disagreements;
- the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and

- the items required to be communicated to the Audit Committee under generally accepted auditing standards applicable to the Corporation.

(e) Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will ensure that the audit plan is appropriate, risk based and that it addresses any significant areas of concern identified by the auditor, the Audit Committee or the Corporation. The Audit Committee will review a summary of the auditor's audit plan for each audit.

(f) Review of Financial Statements and Accounting Policies

The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor prior to Board approval:

- management's discussion and analysis relating to the annual audited financial statements and interim financial statements;
- any reconciliation of the Corporation's financial statements, to the extent possible;
- any changes in generally accepted accounting principles; the presentation and impact of significant risks and uncertainties that could adversely affect the Corporation; and the Audit Committee's assessment of key management estimates, assumptions and judgments, in each case that are material to the financial information disclosed by the Corporation;
- all critical accounting policies and practices to be used by the Corporation;
- all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor; and
- review all issues and statements related to a change of the auditor and the steps planned by management for an orderly transition.

The Audit Committee will also engage the auditor to review the interim financial statements and any reconciliation of the Corporation's financial statements prior to the Audit Committee's review of such financial statements or reconciliation.

The Audit Committee will also periodically meet, in camera alone, and meet separately with management and with the external auditors.

(g) Review of Other Financial Information

The Audit Committee will:

- review earnings press releases and other press releases containing financial information based on the Corporation's financial statements prior to their release, as well as financial information provided to analysts and rating agencies. The Audit Committee will also review the use of "pro forma", "adjusted" and all other non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;
- review all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities;
- review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements; and
- review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Corporation's internal control over financial reporting.

(h) Relations with Senior Management

Audit Committee members will meet privately with senior management periodically and as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which will not be less frequently than annually, and to discuss any areas that are of concern to the Audit Committee or senior management.

(i) Oversight of Internal Controls and Disclosure Controls

The Audit Committee will:

- review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies;

- periodically review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed in an accurate and timely manner;
- ensure the quality, timeliness and accuracy of all public disclosure of financial information of the Corporation and ensure that it is complete, fairly represents material information and complies will all applicable laws or stock exchange rules; and
- ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the financial statements and periodically review the adequacy of those procedures.

(j) Code of Business Conduct and Ethics

The Audit Committee will:

- periodically review and assess the Corporation's Code of Business Conduct and Ethics (the "Code") and the Corporation's Whistleblower Policy;
- approve, if appropriate, any waivers of the Code sought by directors or executive officers; and
- confirm that any waivers of the Code for directors or executive officers are promptly disclosed if required by applicable law or stock exchange requirements.

(k) Legal Compliance

The Audit Committee will receive reports from, and if determined necessary review with, legal counsel any significant litigation and other legal matters that could have a significant effect on the Corporation's financial statements and any material reports or inquiries from regulatory or governmental agencies.

The Audit Committee will review all material related party transactions.

(l) Enterprise Risk Management

The Audit Committee will establish policies and procedures to ensure that the Corporation and its subsidiaries have appropriate, adequate and effective control environments and systems of risk management. The Audit Committee will discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures.

(m) Taxation Matters

The Audit Committee will review with senior management the status of significant taxation matters of the Corporation.

The Corporate Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments, as it deems necessary and appropriate.

This Charter must be disclosed annually to shareholders of the Corporation or, if significant amendments are made to the Charter, in the next management proxy circular following the adoption of such amendments.

8. ASSESSMENT

At least annually, the Corporate Governance and Nominating Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

9. ACCESS TO RECORDS AND OUTSIDE ADVISORS

In carrying out its duties, the Audit Committee:

- is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Corporation and its subsidiaries;
- may retain and instruct any outside advisor, including independent counsel, at the expense of the Corporation without Board approval at any time; and
- has the sole authority to determine such advisor's fees and other retention terms.

is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service."

END